                                                                    EXHIBIT 99.6

                           WHEATON RIVER MINERALS LTD.

                         INITIAL ANNUAL INFORMATION FORM
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                 AUGUST 26, 2002

                       Suite 1500, 700 West Pender Street
                              Vancouver, BC V6C 1G8

                           WHEATON RIVER MINERALS LTD.
                     INITIAL ANNUAL INFORMATION FORM FOR THE
                       FISCAL YEAR ENDED DECEMBER 31, 2001

                                TABLE OF CONTENTS

ITEM   DESCRIPTION                                                PAGE NO.

1.     CORPORATE STRUCTURE....................................           1

2.     GENERAL DEVELOPMENT OF THE BUSINESS....................           2

3.     NARRATIVE DESCRIPTIONS OF THE BUSINESS.................           5

4.     SELECTED CONSOLIDATED FINANCIAL INFORMATION............          46

5.     MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS........          48

6.     MARKET FOR SECURITIES..................................          52

7.     DIRECTORS AND OFFICERS.................................          52

8.     ADDITIONAL INFORMATION.................................          53

9.     GLOSSARY OF MINING TERMS..............................            i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This initial annual information form contains forward-looking statements which reflect management's expectations regarding the Company's future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as "anticipate", "believe", "plan", "expect", "intend" and similar expressions have been used to identify these forward-looking statements. These statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve significant risks and uncertainties. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements. Although the forward-looking statements contained in this initial annual information form are based upon what management believes to be reasonable assumptions, the Company cannot assure prospective purchasers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this initial annual information form, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

This initial annual information form contains references to both US dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars and US dollars are referred to as "US dollars" or "US$".

The annual high, low, average and end of period exchange rates for the US dollar in terms of Canadian dollars for each of the periods indicated, such rates being the noon buying rates quoted by the Bank of Canada, were as follows:

                                            YEAR ENDED DECEMBER 31,
                          -------------------------------------------------------
                            2001         2000        1999        1998       1997
                          --------     --------    --------    --------   --------
     High                 $ 1.6021     $ 1.5593    $ 1.5298    $ 1.5765   $ 1.4392
     Low                    1.4936       1.4341      1.4433      1.4075     1.3353
     Average/(1)/           1.5484       1.4850      1.4858      1.4831     1.3844
     End of Period          1.5928       1.4995      1.4433      1.5333     1.4305

     ----------
     /(1)/    Calculated as an average of the daily noon rates for each period.

As at August 13, 2002, the noon buying rate as reported by the Bank of Canada was US$1.00 = Cdn.$1.5658 or Cdn.$1.00 = US$0.6387.

GOLD AND SILVER PRICES

Gold Prices

The annual high, low, average and end of period afternoon fixing gold prices in US dollars per troy ounce as quoted on the London Bullion Market were as follows:

                                              YEAR ENDED DECEMBER 31,
                            ----------------------------------------------------------
                             2001         2000         1999         1998         1997
                            ------       ------       ------       ------       ------
     High                   $  293       $  313       $  326       $  313       $  362
     Low                       256          264          253          273          283
     Average                   271          279          279          294          331
     End of Period             277          274          290          288          290

As at August 13, 2002, the end of period afternoon fixing gold price in US dollars per troy ounce as quoted on the London Bullion Market was US$313.80.

Silver Prices

The annual high, low, average and end of period afternoon fixing silver prices in US dollars per troy ounce as quoted on the London Bullion Market were as follows:

                                             YEAR ENDED DECEMBER 31,
                          ----------------------------------------------------------
                            2001          2000        1999         1998        1997
                          --------      -------     --------     --------    -------
     High                 $   4.82      $  5.45     $   5.75     $   7.81    $  6.27
     Low                      4.07         4.57         4.16         4.69       4.22
     Average                  4.37         4.95         5.22         5.55       4.90
     End of Period            4.52         4.58         5.33         5.00       6.00

As at August 13, 2002, the end of period afternoon fixing silver price in US dollars per troy ounce as quoted on the London Bullion Market was US$4.60.

FINANCIAL INFORMATION

Financial information in this initial annual information form is presented in accordance with Canadian generally accepted accounting principles.

                           WHEATON RIVER MINERALS LTD.

                                     ITEM 1
                               CORPORATE STRUCTURE

     Wheaton River Minerals Ltd. ("Wheaton River" or the "Company") was incorporated under the Business Corporations Act (Ontario) by Certificate and Articles of Incorporation dated March 30, 1990. Pursuant to Articles of Amendment effective February 11, 1991, the Company's name was changed to its present name and by Articles of Amendment effective April 2, 1991, the private company restrictions were removed. Pursuant to Articles of Amendment effective June 29, 1999, an unlimited number of preference shares, issuable in series, were created.

     The Company's head office is Suite 1500, 700 West Pender Street, Vancouver, British Columbia, V6C 1G8 and its registered office is Suite 2100, 40 King Street West, Toronto, Ontario, M5H 3C2.

     The following chart illustrates the Company's principal subsidiaries (the "Subsidiaries"), together with the jurisdiction of incorporation of each company and the percentage of voting securities held by the Company:

[GRAPHIC APPEARS HERE]

     As used in this initial annual information form, except as otherwise required by the context, reference to the "Company" or "Wheaton River" means Wheaton River Minerals Ltd. and the Subsidiaries.

                                     ITEM 2
                       GENERAL DEVELOPMENT OF THE BUSINESS

OVERVIEW

     Wheaton River was founded in 1990 and completed an initial public offering and a listing of its shares on the TSX in 1991. The Company's strategy was to purchase existing mining infrastructure and conduct exploration for new deposits in the vicinity of such infrastructure. In 1993, this approach led to the acquisition of a controlling position in North American Metals Corp. which owned the Golden Bear mine (the "Golden Bear Mine") as its principal asset. Wheaton River operated the mine until the original mineral reserves were exhausted in 1994. Subsequently additional ore deposits were discovered and upon the successful completion of a feasibility study in 1996, the Company recommenced production at the Golden Bear Mine in 1997. The final year of commercial production from the Golden Bear Mine was 2001 when the mineral reserves were again exhausted.

     In October 1997, the Company acquired the Bellavista Project located in Costa Rica. The Bellavista Project was advanced with the publication of a positive feasibility study on the project dated April 1999. In June 2002, the Government of Costa Rica issued an executive decree which placed a complete moratorium on new open-pit mining projects. The decree included the statement that the existing legal rights of projects already approved would be respected. The Company does not intend to further advance the Bellavista Project at this time. Although the Company obtained the key environmental permit for the Bellavista Project in January 2001 and the taxation exemptions under the Costa Rican free zone legislation in May 2001, there can be no assurance that the Costa Rican government will permit future development of the Bellavista Project.

     In May 2001, in connection with a $5.5 million private placement of special warrants and an agreement between the Company and Endeavour Financial Corporation ("Endeavour"), the board of directors of the Company was restructured and three new directors, Frank Giustra, Ian Telfer and Neil Woodyer, were appointed. In September 2001, certain senior officers of the Company resigned and Ian Telfer was appointed as Chairman and Chief Executive Officer of the Company. This restructuring represented a significant development in the Company's efforts to remain engaged in the acquisition, exploration and operation of mineral projects and to position the Company to be able to pursue new mining opportunities.

ACQUISITIONS AND DISPOSITIONS

LUISMIN ACQUISITION

     Pursuant to an agreement dated April 24, 2002, as amended (the "Luismin Purchase Agreement"), on June 19, 2002 the Company acquired all of the outstanding shares of Minas Luismin, S.A. de C.V. ("Luismin"), a privately held Mexican gold and silver mining company, from a subsidiary of Sanluis. The purchase price was comprised of US$55,160,000 in cash and 9,084,090 common shares of Wheaton River. The Company also advanced US$19,840,000 to Luismin that Luismin used to repay all of its outstanding bank debt. No terms have been defined for this advance. The Luismin debt was incurred principally to fund operations, capital expenditures and exploration. An additional contingent silver price adjustment payment of 11,355,113 common shares of Wheaton River will be paid if the price of silver averages US$5 or more per ounce over a period of 60 consecutive trading days prior to June 19, 2004. Griffiths McBurney & Partners was the Company's financial advisor in connection with the Luismin Acquisition and, for its services, will be paid $1,265,000. The Company was also advised by Endeavour and Roman Friedrich and Company Ltd. in connection with the Luismin Acquisition. They were paid fees of US$1,200,000 and $647,350, respectively.

     Luismin owns three mining operations (San Dimas, La Guitarra and San Martin) that have produced over 730,000 ounces of gold and 51.5 million ounces of silver since 1991. Wheaton River is now an intermediate gold and silver producer, with Luismin's 2001 production of 190,600 gold equivalent ounces at a total cash cost of US$198 per gold equivalent ounce (98,000 ounces of gold and 5.75 million ounces of silver at a conversion rate of 62 ounces of silver per ounce of gold). From January to May 2002, Luismin produced 78,940 gold equivalent ounces at a total cash cost of US$197 per gold equivalent ounce (43,650 ounces of gold and 2.3 million ounces of silver at a conversion rate of 66 ounces of silver per ounce of gold). "Total cash costs" is formulated to provide additional information and is not a calculation prepared in accordance with generally accepted accounting principles.

It should not be considered in isolation as a substitute for measures of performance prepared in accordance with generally accepted accounting principles and is not necessarily indicative of operating profit or cash flow from operations as determined under generally accepted accounting principles. "Total cash costs" figures are calculated in accordance with the "Gold Institute Production Cost Standard". The Gold Institute is a worldwide association of suppliers of gold and gold products and includes leading North American gold producers.

     The following tables set forth the estimated mineral reserves and inferred mineral resources for Luismin's five operating mines as of December 31, 2001:

               PROVEN AND PROBABLE MINERAL RESERVES/(1)//(2)//(3)/

                                                       GRADE             TOTAL CONTAINED
                                                  ---------------    ------------------------
                                      TONNES      g Ag/t   g Au/t     (Oz Ag)         (Oz Au)
                                    ---------     ------   ------    ----------       -------
     TAYOLTITA MINE
     Proven                           402,000       379      4.00     4,898,500        51,700
     Probable                         805,000       369      3.52     9,550,400        91,000
     Total                          1,207,000       372      3.68    14,448,900       142,700

     ----------------------------------------------------------------------------------------
     SANTA RITA MINE
     Proven                           273,000       387      2.79     3,396,800        24,500
     Probable                         175,000       379      2.71     2,132,400        15,200
     Total                            448,000       384      2.76     5,529,200        39,700

     ----------------------------------------------------------------------------------------
     SAN ANTONIO MINE
     Proven                           312,000       302       4.23    3,029,400        42,400
     Probable                         278,000       309       4.30    2,761,900        38,400
     Total                            590,000       305       4.26    5,791,300        80,800

     ----------------------------------------------------------------------------------------
     LA GUITARRA MINE
     Proven                            83,000       287       3.10      765,900         8,300
     Probable                         127,000       467       2.57    1,906,900        10,500
     Total                            210,000       396       2.78    2,672,800        18,800

     ----------------------------------------------------------------------------------------
     SAN MARTIN MINE
     Proven                           759,000        67       4.01    1,635,000        97,900
     Probable                         290,000        33       2.84      307,700        26,500
     Total                          1,049,000        58       3.69    1,942,700       124,400

     ----------------------------------------------------------------------------------------
     Total                          3,504,000       269       3.61   30,385,000       406,000

     ----------
     /(1)/ The mineral reserves and inferred mineral resources for the Luismin operations set out in the tables above have been prepared by Luismin and reviewed by Velasquez Spring, P.Eng., Senior Geologist, and Ross MacFarlane, P.Eng., Senior Associate Metallurgical Engineer at Watts, Griffis and McOuat Limited ("WGM"). The mineral reserves are classified as proven and probable and the mineral resources are classified as inferred, and are based on the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Council Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000.
     /(2)/ The Luismin project mineral reserves and inferred mineral resources were estimated using conventional block estimation techniques. Gold and silver prices for the mineral reserve estimation are US$271 per ounce and US$4.37 per ounce, respectively. The cut-off grades are based upon historical metal recovery for each mine together with operating cost estimates of US$45 per tonne at Tayoltita, US$44 per tonne at Santa Rita, US$48 per tonne at San Antonio, US$57 per tonne at La Guitarra and US$22 per tonne at San Martin.

     /(3)/ Dilution and mining losses are incorporated in both the proven and probable mineral reserves and the inferred mineral resources through grade corrections of -15% (0.85 x silver grade) and -5% (0.95 x gold grade).

                 INFERRED MINERAL RESOURCES/(1)//(2)//(3)//(4)/
                (EXCLUDING PROVEN AND PROBABLE MINERAL RESERVES)

                                                       GRADE               TOTAL CONTAINED
                                                  ---------------     -------------------------
                                     TONNES       g Ag/t   g Au/t       (Oz Ag)        (Oz Au)
                                   ----------     ------   ------     -----------     ---------
     TAYOLTITA MINE
     Inferred                       4,580,000        314      2.7      46,237,000       398,000

     ------------------------------------------------------------------------------------------
     SANTA RITA MINE
     Inferred                       3,100,000        319      2.2      31,794,000       219,000

     ------------------------------------------------------------------------------------------
     SAN ANTONIO MINE
     Inferred                       4,000,000        299      3.9      38,453,000       502,000

     ------------------------------------------------------------------------------------------
     LA GUITARRA MINE
     Inferred                       2,050,000        448      1.3      29,513,000        85,400

     ------------------------------------------------------------------------------------------
     SAN MARTIN MINE
     Inferred                       2,700,000         68      3.5       5,903,000       303,800

     ------------------------------------------------------------------------------------------
     Total                         16,430,000        288      2.8     151,900,000     1,508,200

     ----------
     /(1)/ The mineral reserves and inferred mineral resources for the Luismin operations set out in the tables above have been prepared by Luismin and reviewed by Velasquez Spring, P.Eng., Senior Geologist, and Ross MacFarlane, P.Eng., Senior Associate Metallurgical Engineer at WGM. The mineral reserves are classified as proven and probable and the mineral resources are classified as inferred, and are based on the CIM Council Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000.
     /(2)/ The Luismin project mineral reserves and inferred mineral resources were estimated using conventional block estimation techniques. Gold and silver prices for the mineral reserve estimation are US$271 per ounce and US$4.37 per ounce, respectively. The cut-off grades are based upon historical metal recovery for each mine together with operating cost estimates of US$45 per tonne at Tayoltita, US$44 per tonne at Santa Rita, US$48 per tonne at San Antonio, US$57 per tonne at La Guitarra and US$22 per tonne at San Martin.
     /(3)/ Dilution and mining losses are incorporated in both the proven and probable mineral reserves and the inferred mineral resources through grade corrections of -15% (0.85 x silver grade) and -5% (0.95 x gold grade).
     /(4)/ Inferred mineral resources are not known to the same degree of certainty as mineral reserves and do not have demonstrated economic viability.

OTHER ACQUISITIONS AND DISPOSITIONS

     On March 6, 2000, the Company completed a business combination with Kit Resources Ltd. ("Kit") pursuant to a statutory plan of arrangement. Under the plan of arrangement, the Company acquired all of the issued and outstanding shares of Kit in consideration for 11,809,739 common shares of Wheaton River. The George Lake gold project (the "George Lake Project") situated in Nunavut Territory was owned by Kit through a wholly-owned subsidiary.

     On December 7, 2001, the Company completed the sale of its interest in the George Lake Project to Kinross Gold Corporation ("Kinross") in exchange for 4,000,000 common shares of Kinross. Management of the Company determined, in light of its recent, more aggressive search for operating projects to replace gold production, that it was advantageous to liquidate the George Lake Project so as to provide more funds for a potential acquisition. During the first quarter of 2002, the Company sold 2,000,000 of its Kinross common shares for net proceeds of $3,700,000. The Company sold an additional 1,250,000 Kinross common shares in the second quarter of 2002 for net proceeds of $4,217,000. The Company continues to hold 750,000 common shares of Kinross with a market value as at August 9, 2002 of $2,152,500.

     In February 2000, the Company acquired the Red Mountain gold project (the "Red Mountain Project") situated in British Columbia for $523,000. On April 11, 2002, the Company sold the Red Mountain Project to Seabridge Gold Inc. ("Seabridge") in exchange for 800,000 common shares of Seabridge. The Company will receive an additional payment of $250,000 from Seabridge upon the occurrence of certain events. The sale of the Red Mountain Project also formed part of the Company's strategy to focus on the acquisition of advanced gold projects and to provide more funds for potential acquisitions. The market value of the 800,000 Seabridge common shares as at August 9, 2002 was $1,800,000.

TRENDS

     The market price of gold fell from above US$350 per ounce for most of the 1990s to below US$300 per ounce in 1997 and has generally remained below this level until finding a recent support level above US$305 per ounce. During the period of 1997 to 2001, the Company's sales revenues were reduced as a result of these lower prices. Since 1997, the Canadian dollar has been in decline relative to the US dollar, although it has recently strengthened. The lower Canadian dollar increased the Company's gold sales revenue as gold is sold in US dollars. The Company partially mitigated the effects of both of these trends through the use of forward sales contracts which enables the Company to fix the price at which gold and US dollars will be settled in the future.

     In 2001, the market price of silver averaged US$4.37 per ounce compared to an average price of US$4.95 per ounce in 2000, the lowest price in real terms since 1976. Silver is both a precious metal and an industrial metal. As a precious metal, silver investment demand increased significantly following September 11, 2001. Since September 11, 2001, the silver price has shown a close correlation with the market price of gold as the price of gold moved beyond the US$300 per ounce level.

                                     ITEM 3
                      NARRATIVE DESCRIPTION OF THE BUSINESS

OVERVIEW

     Wheaton River is engaged in the acquisition, exploration and operation of precious metal properties. The Company's precious metals mining and exploration business has historically been conducted in Canada and Costa Rica through its Subsidiaries.

     Pursuant to the Luismin Purchase Agreement, on June 19, 2002 the Company acquired all of the outstanding shares of Luismin, a privately held Mexican gold and silver mining company, from a subsidiary of Sanluis. The purchase price was comprised of US$55,160,000 in cash and 9,084,090 common shares of Wheaton River. The Company also advanced US$19,840,000 to Luismin that Luismin used to repay all of its outstanding bank debt. No terms have been defined for this advance. The Luismin debt was incurred principally to fund operations, capital expenditures and exploration. An additional contingent silver price adjustment payment of 11,355,113 common shares of Wheaton River will be paid if the price of silver averages US$5 or more per ounce over a period of 60 consecutive trading days prior to June 19, 2004.

     Wheaton River owns the Bellavista Project, located in Costa Rica. The Company completed a feasibility study in 1999 that included a mine plan with production of 436,000 ounces of gold over seven years. In June 2002, the Government of Costa Rica issued an executive decree which placed a complete moratorium on new open-pit mining projects. The decree included the statement that the existing legal rights of projects already approved would be respected. The Company does not intend to further advance the Bellavista Project at this time. Although the Company obtained the key environmental operating permit for the project in January 2001 and the taxation exemptions under the Costa Rican free zone legislation in May 2001, there can be no assurance that the Costa Rican government will permit future development of the Bellavista Project.

     Wheaton River also owns the Golden Bear Mine located in northwestern British Columbia, which was a seasonal operation that operated from about April to October annually. The final year of commercial production from this mine was 2001 at which time the mineral reserves were exhausted. See "Business of the Company - Mineral Projects - Golden Bear Mine".

PRINCIPAL PRODUCT

     Until the close of the Golden Bear Mine in 2001, the Company's principal product was gold. All gold produced was from the operations of the Golden Bear Mine and was sold at market prices. As a result of the recently completed Luismin Acquisition, the Company's principal products are gold and silver, with gold and silver production forming a significant part of revenues. There is a world-wide gold and silver market into which the Company can sell its gold and silver, and, as a result, the Company will not be dependent on a particular purchaser with regard to the sale of the gold and silver which it produces.

COMPETITIVE CONDITIONS

     The precious metal mineral exploration and mining business is a competitive business. The Company competes with numerous other companies and individuals in the search for and the acquisition of attractive precious metal mineral properties. The ability of the Company to acquire precious metal mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration.

OPERATIONS

RAW MATERIALS

     The Company has gold and silver mineral reserves at Luismin's mining properties located in Mexico. The mineral reserves from the Golden Bear Mine were depleted in 2001. Although the Bellavista Project has mineral reserves, the Company does not intend to further advance the project at this time.

ENVIRONMENTAL PROTECTION REQUIREMENTS

     The Company commenced reclamation activities at the Golden Bear Mine site in 2000 and will continue such activities in 2002 and up to 2006. Reclamation is anticipated to consist of activities such as the removal of plant and equipment, re-sloping of waste dumps, re-vegetation and closure of the access road. The remaining reclamation costs at the Golden Bear Mine site as at March 31, 2002 are estimated to be approximately $4,440,000. Funding will be provided from a reclamation deposit and cash held by the government under a safekeeping agreement totalling $2,247,000, sale of mine site equipment with a carrying value of $700,000 and the balance from working capital.

EMPLOYEES

     Currently, the Company has 10 full-time employees in Canada and will employ 11 seasonal employees at the Golden Bear Mine site. Also, approximately 1,450 people work in the Luismin operations at the five operating mine sites, offices in Durango and Mexico City and a laboratory facility in Durango. There are approximately 770 contractors, 130 non-union workers, 350 hourly unionized workers and 200 salaried employees. The Company had an average of 18 full time employees in Canada over its last fiscal year who worked in the Vancouver and Toronto offices and at the Golden Bear Mine site. In addition, the Company employed an average of 32 seasonal employees during its last fiscal year at the Golden Bear Mine site while it was in operation from approximately April to October. The Company also employed an average of 14 persons during its last fiscal year in Costa Rica to work on permitting and advancing the Bellavista Project.

FOREIGN OPERATIONS RISKS

     The Company currently owns the San Dimas, La Guitarra and San Martin mining operations in Mexico and the Bellavista Project located in Costa Rica. Any changes in regulations or shifts in political attitudes in such foreign countries are beyond the control of the Company and may adversely affect its business. Future development and operations may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people and mine safety. The effect of these factors cannot be accurately predicted.

MINERAL PROJECTS

LUISMIN PROJECTS

Introduction

     Luismin's five mining properties are each operated by wholly-owned subsidiaries of Luismin and include: the Tayoltita, Santa Rita and San Antonio mines in the San Dimas district, on the border of Durango and Sinaloa states; the San Martin mine in the state of Queretaro; and the La Guitarra mine in the state of Mexico. The five mines hold 93 exploration and exploitation concessions with a total area of approximately 30,000 hectares. This extensive land ownership covers the mines, as well as the most prospective surrounding areas and forms an important asset for Luismin's future exploration programs. Luismin also holds numerous exploration projects throughout Mexico, most of which are in the grassroots stage of development.

     All of the mines are underground operations using primarily mechanized cut-and-fill mining methods. After milling, cyanidation, precipitation and smelting, dore bars are poured and then transported for refining to Salt Lake City, Utah. Gold and silver production from the five mines during the past two years has averaged approximately 93,900 ounces gold per year and 5,632,000 ounces silver per year, placing Luismin as Mexico's fourth largest producer of gold and third largest producer of silver.

     Pursuant to an agreement dated April 24, 2002, as amended, on June 19, 2002, the Company acquired all of the outstanding shares of Luismin. The purchase price was comprised of US$55,160,000 in cash and 9,084,090 common shares of Wheaton River. The Company also advanced US$19,840,000 to Luismin that Luismin used to repay its outstanding bank debt. An additional contingent silver price adjustment payment of 11,355,113 common shares of Wheaton River will be paid if the price of silver averages US$5 or more per ounce over a period of 60 consecutive trading days prior to June 19, 2004.

     A report entitled "A Technical Review of Tayoltita, Santa Rita, San Antonio, La Guitarra and San Martin Operating Silver and Gold Mines in Mexico for Wheaton River Minerals Ltd." dated April 25, 2002, as revised June 5, 2002 and as amended August 12, 2002, (the "WGM Report") has been prepared for the Company by Velasquez Spring, P.Eng., Senior Geologist, and Ross MacFarlane, P.Eng., Senior Associate Metallurgical Engineer at Watts, Griffis and McOuat Limited ("WGM"). The following summary has been prepared with the consent of WGM and, in some cases, is a direct extract from the WGM Report.

[GRAPHIC APPEARS HERE]

SAN DIMAS DISTRICT (TAYOLTITA, SANTA RITA AND SAN ANTONIO MINES)

Property Description and Location

     Luismin's three operating mines in the San Dimas district, on the border of Durango and Sinaloa states are the Tayoltita, Santa Rita and San Antonio mines which are located 125 kilometres northeast from Mazatlan, Sinaloa or approximately 150 kilometres west of the city of Durango. These properties are surveyed and contained in a contiguous block. The Tayoltita properties cover an area of 10,236 hectares, the San Antonio properties cover an area of 8,966 hectares and the Santa Rita properties cover an area of 5,647 hectares.

[GRAPHIC APPEARS HERE]

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility

     The San Dimas district is accessed by aircraft in a one hour flight from either Mazatlan or Durango, or by driving ten hours from the city of Durango. Luismin has access to a de Havilland Twin Otter aircraft and a helicopter which are both based at Tayoltita. Most of the personnel and light supplies for the San Dimas mines arrive on the Company's regular flights from Mazatlan and Durango. Heavy equipment and supplies are brought in by road from Durango. Originally, access to the San Dimas district was from the town of San Ignacio, Sinaloa along a 55-kilometre long narrow mule trail, carved in the steep valley wall above the high water level of the Piaxtla River. A rough road, paralleling the mule trail, now follows the river bed to San Ignacio but the road is only accessible for about six months of the year during the spring dry season. San Ignacio is connected by 70 kilometres of paved roads to Mazatlan.

Climate

     The climate of the San Dimas area is semi-tropical, characterized by relatively high temperatures and humidity, with hot summers (maximum about 35(degree) Celsius) and mild winters. At higher elevations in the Sierra frosty nights occur in the winter (November to March). The majority of the precipitation occurs in the summer (June to September), however tropical rainstorms during October to January can result in considerable additional rainfall. The total average annual rainfall varies from about 66 to 108 centimetres. Weather does not affect the operations and mining is carried out throughout the year.

Local Resources

     Pine, juniper and scattered oak trees grow sufficiently on the higher ridges, to support a timber industry while the lower slopes and valleys are covered with thick brush, cactus and grasses. Subsistence farming, ranching, mining and timber cutting are the predominant activities of the region's population. Tayoltita is the most important population centre in the area with approximately 8,000 inhabitants, including mining company personnel. Population outside the mining and sawmill camps is sparse.

     Water for the mining operations is obtained from wells and from the Piaxtla River. Water is also supplied by Luismin to the town of Tayoltita from an underground thermal spring at the Santa Rita mine.

     Mining at both the Santa Rita and San Antonio mines is done by contract mining while at Tayoltita the mining is carried out by Luismin personnel.

     Electrical power is provided by a combination of their own power systems and by the Federal Power Commission's supply system. Luismin operates hydroelectric and back-up diesel generators which are interconnected with the Federal Power Commission's supply system.

Infrastructure

     The Santa Rita mine is located three kilometres upstream from Tayoltita. The ore from the Santa Rita mine is trucked along a winding road that follows the Rio Piaxtla to the Tayoltita mill.

     The San Antonio mine is located seven kilometres west of the Tayoltita mine in the state of Sinaloa. The mine is accessed, from Tayoltita, by road three kilometres through the town of Tayoltita to the portal of the San Luis Tunnel, through the tunnel and from the exit, by road, or along the San Antonio river bed to the San Antonio Mill. Infrastructure at the San Antonio mine includes a mill, small campsite, warehouse, analytical fire assay laboratory and maintenance shops.

Physiography

     The San Dimas district is located in the central part of the Sierra Madre Occidental, a mountain range characterized by very rugged topography with steep, often vertical walled valleys and narrow canyons. Elevations vary from 2,400 metres on the high peaks to elevations of 400 metres in the valley floor of the Piaxtla River.

History

     The San Dimas district has experienced a long mining history. Precious metal production was first reported in 1757 by a group of Spanish families living at Las Queleles (near the present town of Tayoltita). Government and religious authorities made several unsuccessful attempts to determine the location of the Queleles group of mines. By 1795, a town of 10,000 residents had been established upstream at Guarisamey where other gold and silver veins had been discovered. The Spanish continued working several of the mines until the start of the Mexican War of Independence (1810). Mining activity in the district then decreased and did not start-up again until the 1880s when agents of William Randolph Hearst of San Francisco and American Colonel Daniel Burns arrived in the area. W.R. Hearst acquired the Tayoltita mine under the name of the San Luis Mining Company. In 1883, when Colonel Burns took control of the Candelaria mine, modern mining methods began. Later the Contraestaca (San Antonio) mine was discovered along with several large bonanza grade orebodies.

     In 1904, the first cyanide mill in Mexico was built at Tayoltita. By 1940, the Candelaria Mine had been mined out and the properties of the Mexican Candelaria and Contraestaca mines were purchased by the San Luis Mining Company.

     A mining law introduced in 1959 in Mexico required that the majority of a Mexican mining company be held by Mexicans and forced the sale of 51% of the shares of the San Luis Mining Company to Mexicans. In 1961, the Minas de San Luis S.A. de C.V. was formed and assumed operations of the mine. In 1978, the remaining 49% interest was obtained by a group known as Luismin S.A. de C.V.

     Historical production through 2001 from the San Dimas district is estimated at 655 million ounces of silver and 9.33 million ounces of gold, placing the district third in Mexico for precious metal production after Pachuca and Guanajuato. Production from the San Dimas district during 2000 and 2001 was approximately 49,000 and 55,000 ounces of gold and 4.5 million and 4.8 million ounces of silver, respectively.

Geological Setting

     The general geological setting of the San Dimas district is comprised of two major volcanic successions totalling approximately 3,500 metres in thickness; the Lower Volcanic Group ("LVG") and the Upper Volcanic Group ("UVG") separated by an erosional and depositional unconformity.

     The LVG is of Eocene age predominantly composed of andesites and rhyolitic flows and tuffs and has been locally divided into five units. The LVG outcrops along the canyons formed by major westward drainage systems and has been intruded by younger members of the batholith complex of granitic to granodioritic composition. The Socavon rhyolite is the oldest volcanic unit in the district, its lower contact destroyed by the intrusion of the Piaxtla granite.

     More than 700 metres thick, the Socavon rhyolite is host for several productive veins in the district. Overlying the Socavon rhyolite is the 20 to 75 metres thick, well bedded Buelna andesite that is remarkably present throughout the area. The Buelna andesite is overlain by the Portal rhyolite, a grey, cream to purple coloured rock containing potassic feldspar and quartz cementing small (5 to 10 millimetres) volcanic rock fragments. It ranges in thickness from 50 to 250 metres and is also prevalent throughout the district.

     The overlying productive andesite is more than 750 metres in thickness and has been divided into two varieties based on grain size, but is of identical mineralogy. One variety is fragmental (varying from a lapilli tuff to a coarse agglomerate), the other has a porphyritic texture (1 to 2 millimetres plagioclase phenocrysts).

     The overlying Camichin unit, composed of purple to red interbedded rhyolitic and andesite tuffs and flows, is more than 300 metres thick. It is the host rock of most of the productive ore shoots of Patricia, Patricia 2, Santa Rita and other lesser veins in the Santa Rita mine.

     The Las Palmas Formation, at the top of the LVG, is made up of green conglomerates at the base and red arkoses and shales at the top, with a total thickness of approximately 300 metres. This unit outcrops extensively in the Tayoltita area. The lower contact between the LVG and the underlying productive andesite is unconformable.

     The predominant plutonic events in the district resulted in intrusion of the LVG by granitic to granodioritic intrusives, part of the Sinaloa composite batholith.

     Other intrusives cutting the LVG include the Intrusive andesite, the Elena aplite and the Santa Rita dacitic dikes. The even younger Bolanos rhyolite, and the basic dykes intrude both the LVG and UVG. Intrusive activity in the western portion of the Sierra Madre Occidental has been dated continuously from 102 to 43 million years.

     The UVG overlies the eroded surface of the LVG unconformably. In the San Dimas District, the UVG is divided into a subordinate lower unit composed mainly of lavas of intermediate composition called Guarisamey andesite and an upper unit called the Capping rhyolite. The Capping rhyolite is mainly composed of rhyolitic ash flows and air-fall tuffs and is up to 1,500 metres thick in the eastern part of the district however within most of the district is about 1,000 metres thick.

     The San Dimas district lies within an area of complex normal faulting along the western edge of the Sierra Madre Occidental. Compressive forces first formed predominantly east-west and east-northeast tension gashes, that were later cut by transgressive north-northwest striking slip faults. The strike-slip movements caused the development of secondary north-northeast faults, with right lateral displacement.

     Five major north-northwest-trending normal faults divide the district into five tilted fault blocks generally dipping 35(degree) to the east. In most cases, the faults are post ore in age and offset both the LVG and UVG.

     All major faults display northeast-southwest extension and dip from near vertical (Pena fault) to less than 55(degree) (Guamuchil fault). Offsets on the blocks ranges from a downthrow of 150 metres on the Pena and Arana faults, to more than 1,500 metres on the Guamuchil fault.

Exploration

     Typical of epithermal systems, the silver and gold mineralization at the San Dimas district exhibits a vertical zone with a distinct top and bottom that Luismin has termed the Favourable Zone. At the time of deposition, this Favourable Zone was deposited in a horizontal position paralleling the erosional surface of the LVG on which the UVG was extruded.

     This favourable, or productive, zone at San Dimas is some 300 to 600 metres in vertical extent and can be correlated, based both on stratigraphic and geochronologic relationships, from vein system to vein system and from fault block to fault block. Using this concept of the dip of the unconformity at the base of the UVG, Luismin is able to infer the dip of the Favourable Zone and with considerable success explore and predict the Favourable Zone in untested areas.

     At the Tayoltita deposit, silver-gold ratios have been a useful exploration tool. In most of the veins, detailed studies have shown that silver-gold ratios increase progressively within the ore zone with the contours strongly elongated along the strike of the vein. The horizontal elongations of the silver-gold ratios are thought to represent the former flow path of the ore fluids which were subhorizontal at the time of the ore deposition suggesting ore shoots can be found along these possible fluid paths.

     Luismin applies a 30% probability factor to the volume of the Favourable Zone to estimate the volume/tonnage of inferred mineral resources that will later be discovered in the zone. For more than 30 years, Luismin has historically and successfully applied the 30% factor. The factor was originally developed by comparing the explored area of the active veins at that time (San Luis, Guadalupe, Cedral, etc.) to the mined out area plus the mineral reserve area. WGM, after a review of numerous longitudinal vein sections, concluded that the application of the 30% factor was justified. As a check on this assumption, WGM selected five veins and calculated the explored area and compared it to the mined out area plus the mineral reserve area. To determine the explored area, a 40 metre envelope was projected from around underground working and added to the areas of a 25 metres square area centred on all drillholes. The resulting factor was 42%.

     Luismin has been able to maintain a 20 year mineral resource base, that, by development on a timely basis, converts the inferred mineral resources into mineral reserves. Thus, Luismin maintains a mineral reserve base, that, at the current mining rate, replaces mined mineral reserves with future mineral reserves.

Deposit Types and Mineralization

Deposit Types

     The deposits of the San Dimas district are high grade, silver-gold-epithermal vein deposits characterized by low sulphidation and adularia-sericitic alteration formed during the final stages of igneous and hydrothermal activity from quartz-monzonitic and andesitic intrusions.

     As is common in epithermal deposits, the hydrothermal activity that produces the epithermal vein mineralization began a few million years after the intrusion of the closely associated plutonic rocks and several million years after the end of the volcanism that produced the rocks that host the hydrothermal systems. At San Dimas, based on age determinations, the average period between the end of late stage of plutonism and the hydrothermal activity is 2.1 million years, however, hydrothermal activity continued for at least another 5 million years. Older veins appear more common in the eastern part of the district whereas younger veins are found in the western part.

Mineralization

     The mineralization is typical of epithermal vein structures with banded and drusy textures. Within the district, the veins occupy east-west trending fractures except in southern part of Tayoltita where they strike mainly northeast and in the Santa Rita mine where they strike north-northwest. The veins were formed in two different systems. The east-west striking veins were the first system developed, followed by a second system of north-northeast striking veins. Veins pinch and swell and commonly exhibit bifurcation, horse-tailing and cymoidal structures. The veins vary from a fraction of a centimetre in width to 15 metres, but average 1.5 metres. They have been followed underground from a few metres in strike-length to more than 1,500 metres. Three major stages of mineralization have been recognized in the district: (1) an early stage; (2) an ore forming stage; and (3) a late stage quartz.

     Three distinct sub-stages of the ore forming stage also have been identified, each characterized by distinctive mineral assemblages with ore grade mineralization always occurring in the three sub-stages: (1) quartz-chlorite-adularia; (2) quartz-rhodonite; and (3) quartz-calcite.

     The minerals characteristic of the ore forming stage are composed mainly of white, to light grey, medium to coarse grained crystalline quartz with intergrowths of base metal sulphides (sphalerite, chalcopyrite and galena) as well as pyrite, argentite, polybasite, stromeyerite, native silver and electrum.

     The ore shoots within the veins have variable strike lengths (5 to 600 metres), however, most average 150 metres in strike length. Down-dip extensions are up to 200 metres but are generally less than the strike length.

Drilling

     Exploration of the Favourable Zone at the San Dimas district is done both by diamond drilling and by underground development work. Approximately 5,000 metres of drifting (level development) is planned for 2002 in the Tayoltita, Santa Rita and San Antonio mines as well as a total of 13,900 metres of diamond drilling. Diamond drilling is predominantly done from underground stations as both the rugged topography, (i.e. access to surface drill stations) and the great drilling distance from the surface locations to the target(s) makes surface drilling both challenging and expensive. All exploration drilling and the exploration underground development work is done in-house by Luismin. Diamond drilling is of NQ/HQ size with excellent core recoveries (in the range of +95%) at a cost of approximately US$45 per metre.

     Luismin conducts a continuous program of exploration/development diamond drilling throughout the year at each of their mines with their own rigs. Twelve diamond drill rigs and crews are employed in the mines. Generally two rigs are stationed at each of the San Martin and the La Guitarra mines with eight rigs in the mines at San Dimas. However, sometimes one of the rigs may be moved to a particular mine if required.

     Given that the majority (70%) of the Favourable Zone (target area) is not mineralized and the magnitude of the number of mine vein workings, it is WGM's opinion that confirmatory diamond drilling was not warranted and Wheaton River did not conduct any independent diamond drilling. WGM did however review Luismin's diamond drilling program of the Favourable Zone, from January 2002 to May 2002, during which time 38 drillholes were completed. Thirty percent of these holes intersected ore grade intercepts while the remaining 70% failed to intersect ore grade intercepts. The results support the Luismin 30% factor of the Favourable Zone for inferred mineral resources. WGM also visited an operating diamond drill rig underground and observed the core handling, examined the drill core in detail and later at the core shack, the sample splitting by diamond sawing, the bagging, tagging and shipment to the mine assay laboratory. All operations observed by WGM were being done in a professional manner, core boxes are well marked and stored with very detailed geological logging carried out.

     Funds have been included in the capital budget to purchase an additional diamond drilling rig to assist in Luismin's planned expansion of mine production.

Sampling Method and Approach

     Other than the control samples collected at the mill for material balance, two principal types of samples are collected daily from the mine workings: (1) samples of the mineralized zones exposed by the mine workings; and,

(2) samples of the diamond drill core from the exploration/development drilling. Samples are also collected, but on a less routine basis, from mine cars and from the blasted rock pile in a stope.

     Individual samples collected from a mineral shoot in certain veins can show considerable variation both vertically and horizontally in the vein as observed by samples from subsequent slices of the stope or from samples taken from the top of the pile of blasted rock in the stope compared to the samples from the back. Grade control in these veins is achieved in part by the considerable number of samples taken.

     Drill core samples after being sawn in half are bagged, tagged and sent to the mine assay laboratory. Several hundreds of samples are collected and processed every month at the mine assay laboratories.

Sample Preparation, Analysis and Security

     At each of the mines in the San Dimas district, the mine workings are sampled under the direction of the Geological Department initially across the vein, at 1.5 metres (5 feet) intervals, with splits along the sample line taken to reflect geological changes. No sample length is greater than 1.5 metres. Once the ore block has been outlined and the mining of the block begun, the sample line spacing may be increased to three metres. Sampling is done by chip-channel, the channel approximately 10 centimetres wide, cut across the vein. Sample chips of similar size are collected on a canvas sheet, then broken into smaller sized fragments, coned and quartered to produce a 1 to 2 kilogram sample, which is sent for fire assay to the mine assay laboratory. Sampled intervals are clearly marked on the underground rock faces with spray paint.

     Samples are crushed, homogenized, ground and split at the mine assay laboratory to produce a 10 gram representative pulp sample for fire assaying. Routine quality control is carried out with every tenth sample repeated as a check assay done at the mine assay laboratory, and check assays between the Luismin mine laboratories. Routine assaying of standards is also carried out at the mine assay laboratory.

     WGM reviewed all of the steps in the sample handling at the two mine assay laboratories (Tayoltita and San Antonio) from the initial recording and control of the numbers of incoming samples through the crushing, splitting, grinding and collecting of a subsample for fire assay, followed by the preparation for fire assay and cupellation and the weighing of the silver-gold and gold beads.

     The methodology used by Luismin's assay laboratories is that introduced by the former American mine owners. Certain steps have through time become somewhat slack and could be improved, such as, more rolling of the pulp sample to be better homogenized, better control of the dust, rock chips in the crushing-grinding area, the need for air conditioning in the balance room for the bead weighing. WGM believes however that the sample preparation, analysis and security process is without any serious problems. WGM believes that the introduction of a new program of quality control would be advantageous and helpful.

Data Verification

     WGM did not collect any individual samples to verify the silver-gold mineralization at the Luismin mines. However, WGM did observe the gold-silver beads in the crucibles as taken from the fire assay furnace and their subsequent weighing. WGM also observed the pouring of numerous dore bars and receipts of payment from the sale of the dore bars.

     Luismin has not routinely sent samples from the mines to outside laboratories for check assays. Approximately two years ago, Luismin sent a suite of 199 samples (approximately 40 from each deposit) to three laboratories, DMC Durango, Bondar Clegg and Barringer, for check assays for silver and gold. These samples were also assayed at the Tayoltita, San Antonio and San Martin laboratories. In general, there was good correlation between the San Dimas laboratories and the outside laboratories and between the San Dimas laboratories.

     As part of the verification of the reported precious metal production by Luismin, a review was carried out by WGM of the reported silver and gold ounces of production from each of the three Luismin mining (smelting) operations and compared to the reported settlement of ounces for silver and gold.

Mineral Reserves and Mineral Resources

     Luismin's policy is to develop and maintain a mineral resource base of over 20 years with respect to its overall operations by converting, through development, the mineral resources into mineral reserves on a yearly basis.

     Rather than calculating mineral resources/mineral reserves over a minimum mining width and then applying corrections for dilution and mine losses to determine mineral reserves, the method presently used by Luismin at the five mines is to estimate the reserve in each of the underground mining blocks by using the conventional mining block estimation methods for underground mines and later applying a tonnage and grade correction to determine mineable mineral reserves.

Mineral Reserves

     The total proven and probable mineral reserves, as estimated by Luismin as of December 31, 2001 for the three operating mines in the San Dimas district, are 2.245 million tonnes at 357 grams of silver per metric tonne and 3.7 grams of gold per metric tonne, divided as follows:

               PROVEN AND PROBABLE MINERAL RESERVES/(1)//(2)//(3)/

                                                      GRADE             TOTAL CONTAINED
                                                 ---------------     ---------------------
                                     TONNES      g Ag/t   g Au/t       (Oz Ag)     (Oz Au)
                                    ---------    ------   ------     ----------   --------
     TAYOLTITA MINE
     Proven                           402,000       379     4.00      4,898,500     51,700
     Probable                         805,000       369     3.52      9,550,400     91,000
     Total                          1,207,000       372     3.68     14,448,900    142,700

     -------------------------------------------------------------------------------------
     SANTA RITA MINE
     Proven                           273,000       387     2.79      3,396,800     24,500
     Probable                         175,000       379     2.71      2,132,400     15,200
     Total                            448,000       384     2.76      5,529,200     39,700

     -------------------------------------------------------------------------------------
     SAN ANTONIO MINE
     Proven                           312,000       302     4.23      3,029,400     42,400
     Probable                         278,000       309     4.30      2,761,900     38,400
     Total                            590,000       305     4.26      5,791,300     80,800

     ----------
     /(1)/ The mineral reserves and inferred mineral resources for the Luismin operations set out in the tables above have been prepared by Luismin and reviewed by Velasquez Spring, P.Eng., Senior Geologist, and Ross MacFarlane, P.Eng., Senior Associate Metallurgical Engineer at WGM. The mineral reserves are classified as proven and probable and the mineral resources are classified as inferred, and are based on the CIM Council Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000.
     /(2)/ The Luismin project mineral reserves and inferred mineral resources were estimated using conventional block estimation techniques. Gold and silver prices for the mineral reserve estimation are US$270.99 per ounce and US$4.37 per ounce, respectively. The cut-off grades are based upon historical metal recovery for each mine together with operating cost estimates of US$45.18 per tonne at Tayoltita, US$43.51 per tonne at Santa Rita and US$47.64 per tonne at San Antonio.
     /(3)/ Dilution and mining losses are incorporated in both the proven and probable mineral reserves and the inferred mineral resources through grade corrections of -15% (0.85 x silver grade) and -5% (0.95 x gold grade). A mining recovery factor has not been applied, but WGM estimates that the mining recovery will be 90%.

Mineral Resources

         The inferred mineral resources, separately reported from the estimated mineral reserves set out above, and estimated by Luismin as of December 31, 2001 for the three operating mines in the San Dimas district, are about

11.7 million tonnes at an approximate grade of 310 grams of silver per metric tonne and 2.9 grams of gold per metric tonne, divided as follows:

                 INFERRED MINERAL RESOURCES/(1)//(2)//(3)//(4)/
                (EXCLUDING PROVEN AND PROBABLE MINERAL RESERVES)

                                                     GRADE              TOTAL CONTAINED
                                                 --------------      ---------------------
                                     TONNES      g Ag/t   g Au/t      (Oz Ag)       (Oz Au)
                                    ---------    ------   ------     ----------    -------
     TAYOLTITA MINE
     Inferred                       4,580,000       314     2.7      46,237,000    398,000

     -------------------------------------------------------------------------------------
     SANTA RITA MINE
     Inferred                       3,100,000       319     2.2      31,794,000    219,000

     -------------------------------------------------------------------------------------
     SAN ANTONIO MINE
     Inferred                       4,000,000       299     3.9      38,453,000    502,000

     ----------
     /(1)/ The mineral reserves and inferred mineral resources for the Luismin operations set out in the tables above have been prepared by Luismin and reviewed by Velasquez Spring, P.Eng., Senior Geologist and Ross MacFarlane, P.Eng., Senior Associate Metallurgical Engineer at WGM. The mineral reserves are classified as proven and probable and the mineral resources are classified as inferred, and are based on the CIM Council Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000.
     /(2)/ The Luismin project mineral reserves and inferred mineral resources were estimated using conventional block estimation techniques. Gold and silver prices for the mineral reserve estimation are US$271 per ounce and US$4.37 per ounce, respectively. The cut-off grades are based upon historical metal recovery for each mine together with operating cost estimates of US$45 per tonne at Tayoltita, US$44 per tonne at Santa Rita and US$48 per tonne at San Antonio.
     /(3)/ Dilution and mining losses are incorporated in both the proven and probable mineral reserves and the inferred mineral resources through grade corrections of -15% (0.85 x silver grade) and -5% (0.95 x gold grade). A mining recovery factor has not been applied, but WGM estimates that the mining recovery will be 90%.
     /(4)/ Inferred mineral resources are not known with the same degree of certainty as proven and probable mineral reserves and do not have demonstrated economic viability.

Classification of Mineral Reserves

     The following criteria are used by Luismin to classify proven and probable mineral reserves. The distance for vertical projections for proven mineral reserves and probable mineral reserves is a function of the length of the block, defined as follows:

                                        MAXIMUM VERTICAL PROJECTION         MAXIMUM VERTICAL PROJECTION
     BLOCK LENGTH                       FOR PROVEN MINERAL RESERVES         FOR PROBABLE MINERAL RESERVES
     -------------                      ---------------------------         -----------------------------
     Less than 15 metres (50 feet)      4 metres (12 feet)                  8 metres (24 feet) 15
     15 to 45 metres (50 to 148 feet)   8 metres (24 feet)                  16 metres (52 feet) 45
     45 to 85 metres (148 to 279 feet)  16 metres (52 feet)                 32 metres (105 feet)
     Greater than 85 metres (279 feet)  20 metres (65 feet)                 40 metres (135 feet)

     Blocks are adjusted to reflect faults, old workings and/or vein intersections.

     Luismin also estimates probable mineral reserves by diamond drilling. A square is drawn on the vertical longitudinal section with the drillhole centered on the square. The shape and size of the block depends upon the geological interpretation with the maximum size of the block based on the thickness of the vein as follows:

         VEIN THICKNESS                          SIZE OF BLOCK
         ----------------------                  --------------

         Less than 1.0 metres                    25 x 25 metres
         1.0 to 1.5 metres                       35 x 35 metres
         Greater than 1.5 metres                 50 x 50 metres

     Drillhole blocks, based on drillhole assays 50 metres or less from underground workings, are classified as "probable mineral reserves from drilling". If the drillhole assays are more than 50 metres from sampled underground workings or adjacent drillholes, the block is classified as inferred mineral resources.

Classification of Mineral Resources

     Luismin estimates inferred mineral resources based on the geological interpretation of partially explored veins and the vertical extent of the Favourable Zone of the epithermal mineralization. Using the average metal values of widely spaced samples collected variously, when present, from outcrops, widely spaced drillholes and underground workings, an average grade is determined.

     It is known from past mining experience that economic mineralization is confined to an epithermal zone with a distinct top and bottom called the Favourable Zone and that mineralization within a vein/structure within the Favourable Zone is very irregular but statistically occupies 30% of vein/structure within the zone. The extent of extrapolation of an individual vein/structure within the Favourable Zone is based on structural and stratigraphic relationships supported by geochemical trace element studies and fluid inclusion studies. The extrapolation of a particular vein is based on various individual criteria, such as the height of the Favourable Zone, the knowledge of the structure and its extension through the interception of the structure in underground workings by surface exposure and/or by intersection with diamond drillholes. The strength, width and character of the individual vein determines the geological confidence in the distance of the extrapolation of the vein.

     A total of more than 100 veins/structures, at Tayoltita, San Antonio and Santa Rita units, comprise the inferred mineral resource inventory of the San Dimas district.

     Luismin does not include the inferred mineral resources in its mineral reserve estimate but as targets to develop additional mineral reserves. To determine how successful they had been in converting inferred mineral resources into mineral reserves, Luismin studied a number of veins in each of the five mines. It is important to note that the study did not include all the veins that were mined during the period and thus the mine production for the same period will be greater. Luismin's records over the 20 year period show that follow-up exploration has converted on average almost 90% of these inferred mineral resources into mineral reserves.

Reconciliation Between Reserves and Production

     The most useful test of a mineral reserve estimate at an operating mine is a review of the tonnes and grade predicted by the reserve estimate against the results of production from the same area. The WGM Report states that the overall reconciliation supports Luismin's ongoing program of reserve estimation and grade control.

PAH Audit

     Luismin has retained Pincock, Allen and Holt ("PAH") on three occasions to audit the reserves and resources of the operations. PAH visited the La Guitarra, San Martin, Tayoltita, Santa Rita and San Antonio mines in December 1999. PAH has produced three reports dated September 1998, April 2000 and January 2001 reporting on Luismin resource/reserve estimates dated June 30, 1998, December 31, 1999 and October 31, 2000.

     PAH's approach to audit the mineral reserves was to:

..    review the parameters used to estimate resources and reserves;
..    review the methods of estimation and classification;
..    check calculations of grade, width and/or tonnage on individual blocks of reserves; and
..    review the predicted reserves against production for the same areas on an annual basis.

     The results of PAH's audit found no significant errors in calculation of the mineral reserves.

     PAH also reviewed Luismin's estimate of inferred mineral resources and stated that "based on a historical review of the tonnage of material that was originally estimated as... [inferred mineral resources]... and the tonnage of material that was ultimately mined or defined as mineable reserves, it is PAH's opinion that there is a high probability that further exploration and mine development will convert a substantial amount of these resources into mineable reserves."

     PAH's statement of inferred mineral resources in the January 2001 report is essentially equivalent to the statement of inferred mineral resources in the WGM Report. While there are minor discrepancies between the PAH reports and the WGM Report, in the opinion of WGM they are not material.

Volume Estimate

     The sample data are posted on level plans, and a geologist defines the limits of mineralization across and along the vein to determine the block lengths for mining and mineral reserve estimation. The data are then transferred to longitudinal sections and the volume of the block is calculated based on the average mineralized width of the vein and the measured longitudinal area (corrected for the dip of the vein).

Treatment of High Grade Assays

     Cutting of high grade values is sometimes carried out by the geologist estimating the tonnage and grade of a block. Luismin advised WGM that the rule for the cutting of high grade silver values i.e. those greater than 350 grams of silver per metric tonne is to average the high grade value with the silver values of the samples immediately adjacent on either side of the high grade sample i.e. the average of three sample values. If the high grade value of the sample is equal to, or greater than three times the average then both the silver and gold values of the high grade sample are cut in half.

     WGM's review showed that the cutting of high grade values does not appear to be a standard procedure at San Dimas as some veins are cut while other are cut only on occasions. The cutting of high values appears to be somewhat subjective by the individual geologist carrying out the estimation. However, WGM's review did not commonly observe isolated high grade samples that would produce an overall strong nugget effect.

Tonnage Factor

     The tonnage factor for the mines that use the metric system is to multiply the volume in cubic metres by 2.7 (SG) to give metric tonnes and similarly in the mines using the English system to divide the volume, in cubic feet, by 13 to give metric tonnes.

Dilution

     Prior to October 2000, an empirical dilution curve was applied to correct the silver and gold values at the mines of the San Dimas district. The curve had been developed from years of experience of the head grade measured in the mill at the Tayoltita mine. However as the silver grades being mined became lower, a statistical study in 1999 showed that the empirical dilution curve was no longer appropriate. The 1999 statistical study was based on more than 12,000 data entries from the various mines compared to the head grades of the mill. The results indicated the need to apply the following new correction factors to both silver and gold values.

     Since November 2000, grade corrections of -15%, or 0.85 x silver grade and -5%, or 0.95 x gold grade, have been applied. The adjustments incorporate, in WGM's opinion, grade differences due principally to dilution and to mining losses and also correct, according to Luismin, other factors that affect the results of the silver and gold assays, namely: (1) the collecting and splitting of the samples; (2) grinding contamination in the assay lab; (3) contamination during the cupellation of samples with very high values in silver and gold; and
(4) weighing errors in determining the gold and silver grades of the samples. A tonnage mining dilution of 10% is applied after the grade correction. These grade corrections and dilution, where appropriate, are applied to both the proven and probable mineral reserves and the inferred mineral reserves.

     To account for narrow veins, an additional dilution factor of 10% (0 grade) is also applied to blocks less than 5,000 tonnes at the San Dimas mines.

     Luismin does not apply a mining recovery factor, but since the reserve tonnes balance well with the tonnage mined, WGM estimates that the mining recovery is already included in the estimation.

Cut-off Grade

     The calculation of the minimum cut-off grade is based on market metal prices (adjusted monthly) for gold and silver metal recovered in the mill and the average monthly production costs for mining/milling/overhead etc., to produce a minimum dollar per tonne cut-off grade for each of Tayoltita, Santa Rita and San Antonio. The cut-off grades for estimation of mineral reserves as of December 31, 2001, were US$45.18 per tonne for the Tayoltita area, US$43.51 per tonne for the Santa Rita area and US$47.64 per tonne for the San Antonio area.

Mining Operations

     Underground gold and silver mining operations are carried out at the Tayoltita, Santa Rita and San Antonio mines. The operations employ cut-and-fill mining with LHD equipment and primary access is provided by adits and internal ramps. The ore processing is by conventional cyanidation followed by zinc precipitation of the silver and gold for production of dore.

Tayoltita Mine

     The Tayoltita mine is the oldest operating mine in the San Dimas area. The main access is a 4.4 kilometres tunnel from a portal approximately 400 metres northeast of the Tayoltita mill. About 570,000 cubic feet per minute of ventilation is supplied by a combination of natural flow from the access tunnel as well as fan driven through a system of raises. Raises for ventilation and ore and waste passes are typically developed with boring machines.

     The mining method employs mechanized cut-and-fill mining on vein mineralization using waste rock as backfill. The veins vary from 1 to 3 metres in width and generally dip at 75(degree) to 80(degree).

     Production drilling is completed with jackleg drills or single boom jumbos depending on the vein thickness. Ore is hauled from the stoping areas, using LHD equipment, then by rail haulage to surface through the main access tunnel. The rail haulage has a trolley system using 8 tonne cars. Primarily because of the efficient ore transport system, Tayoltita has the lowest overall operating costs and cut-off grade in the San Dimas area.

     The development of the San Luis Tunnel to connect the San Antonio mining area to the Tayoltita mining area has allowed the development of the Santa Lucia and El Oro veins. This mining area is characterized by veins that dip 75(degree), with variable widths, and is currently being developed as an important mining area for Tayoltita.

Santa Rita Mine

     The Santa Rita mine main access is by adit approximately three kilometres to the northeast of the Tayoltita mill site. The mining method employs cut-and-fill mining on vein mineralization. The vein dip can vary from subvertical to as low as 35(degree). In some of the flatter lying areas, the vein thickness allows for a room and pillar mining operation. Ventilation is maintained by three exhaust fans providing 530,000 cubic feet per minute.

     The ore haulage is by LHD equipment either to an internal shaft or directly to rail haulage on the main access tunnel where 2.5-tonne rail cars are used on a trolley line to surface. The shaft employs a double drum hoist with 2.2-tonne skips. Luismin plans to connect the rail haulage to the Tayoltita tunnel, which will considerably reduce ore transport costs. Currently the ore is loaded at the portal for surface haulage along a narrow winding road to the Tayoltita mill.

San Antonio Mine

     The San Antonio mine is located northwest of Tayoltita and is connected by 20 kilometres of winding dirt road over the mountains. In 2001, the San Luis Tunnel was completed which provides for easier access between San Antonio and Tayoltita as well as integration of support services of the two locations.

     Mining operations at San Antonio work veins that vary in thickness from one to six metres and employ mechanized cut-and-fill mining methods. Ventilation is by a combination of natural and fan forced supplying

290,000 cubic feet per minute to the operations. Ore haulage is by a combination of LHD equipment as well as rail and trucks which can dump directly into the San Antonio crusher.

     The San Antonio site includes a mill and some limited accommodation for the workforce. Luismin plans to end milling operations at San Antonio in the near future and haul all mine production to the Tayoltita mill using the San Luis Tunnel. Development of a haulage route that includes a short tunnel on the north side of the Piaxtla River is currently in progress which will allow ore haulage to the Tayoltita mill without going through the townsite.

     Termination of the San Antonio milling operations was chosen as a new tailing area is required and efficiencies will be realized by a central milling facility for the San Dimas area.

Milling Operations

     Milling operations are carried out at Tayoltita and San Antonio. The Tayoltita mill processes ore from both the Tayoltita and Santa Rita mining operations and has a production capacity of 1,200 tonnes per day. The San Antonio mill produces a precipitate which is refined at the Tayoltita mill and has a capacity of 400 tonnes per day. Both mill facilities are conventional operations that employ cyanidation and zinc precipitation for recovery of the gold and silver.

Tayoltita Mill

     In 2001, the Tayoltita mill averaged 1,057 tonnes per day with recoveries of 92.3% silver and 95.1% gold. The mill capacity is 1,200 tonnes per day.

     The Tayoltita mill employs fine crushing and single stage ball milling to achieve 80% passing 200 mesh. Leaching is completed in a series of tanks providing 72 hours of leach residence time. The pregnant solution is recovered in a CCD circuit with the gold and silver recovered from solution in a zinc precipitation circuit. Tailings are pumped up gradient by a series of ten pumping stations to the tailings impoundment area in a box canyon east of the mill site. The gold and silver precipitate is refined from both the Tayoltita and the San Antonio mills. Refining uses an induction furnace to produce 1,000 ounce silver and gold dore bars.

     The Tayoltita mill has undergone a series of plant expansions over its operating life which has resulted in three small ball mills in parallel as well as a series of small tanks in the leaching and CCD circuit. Another expansion at Tayoltita is currently under consideration to replace the San Antonio mill capacity. This will add another ball mill operating in parallel as well as increasing the number of leach tanks.

San Antonio Mill

     In 2001, the San Antonio mill averaged 358 tonnes per day with recoveries of 92.3% gold and 95.1% silver. The mill capacity is 400 tonnes per day.

     The San Antonio mill has a similar flowsheet to that of the Tayoltita mill, with the exception of the crushing circuit, where three stages of crushing are used instead of two to achieve a finer product size prior to grinding. The gold and silver precipitate from the filter press is transported to Tayoltita for processing. The mill layout is complicated by the steep walled canyon setting and equipment is located on both sides of the river.

     San Antonio tailings are deposited downstream of the mill in a tight river bend that has been isolated from the river flow with dams. The river has been diverted through three channels tunnelled in the canyon wall carrying the river downstream of the tailings deposition area. The tailings area has steep dams of dry tailings buttressed with concrete walls on the upstream side and waste rock on the downstream side. The remaining capacity in the dam is limited and the San Antonio mill is scheduled to end operations within one year.

     The San Antonio tailings containment structure is regarded to be at risk due to erosion and/or dam failure and consideration is being given to relocating the tailings to another site or placing them underground in old mine workings after the San Antonio mill operations are shut down. Another tailings storage site for the San Antonio tailings has been approved at Limoncito.

Environmental Upgrades to Tailings Management

     Luismin's practice in the design and operation of tailings containment sites in the San Dimas district complies with the requirements of Mexico and with the permits issued for the dams. Improvements will be necessary to bring all of the tailings dams designs and operations up to World Bank standards. Wheaton River intends to ensure that future tailings sites will be designed to appropriate World Bank standards.

     SRK Consulting ("SRK") was engaged by Wheaton River in January 2002 to complete an environmental due diligence of the Luismin operations. This review included a cost estimate to remediate any existing environmental liabilities and construct additional tailings storage capacity to sustain the ongoing operations. The report prepared by SRK has been reviewed by WGM as part of the technical review of the Luismin operations.

     Luismin's practice has been to discharge tailings from the cyanidation mills to unlined structures designed to settle the solids and collect solutions for recycle to the milling operations. The containment dams are typically constructed with cyclone underflow with the overflow draining to decant structures in the central portion of the dam. The tailings containment sites have not been subjected to comprehensive geotechnical investigations before construction, normal safety factors in dam design, seepage monitoring or control, nor controls on public or wildlife access to cyanide solution ponds or pumping installations.

     The deficiencies with the tailings management aspect of the operations are recognized by Luismin and capital investments are currently being made to upgrade the containment structures and upgrade operations to bring them more in line with accepted practice. Luismin is also evaluating various technologies to reduce the environmental impact of the tailings operations. Enforcement of regulatory requirements in Mexico is becoming more stringent and higher operating standards can be expected in the future. The planned capital expenditures by Luismin should keep the operations compliant with the operating standards required in Mexico.

     The Company has not obtained any indemnities from the vendors of Luismin against potential environmental liabilities that may arise from possible failure of any of the tailings dams in the San Dimas district.

Tayoltita Tailings

     The very rugged mountainous terrain and steep walled canyons in the San Dimas district have presented formidable challenges to the tailings management aspect of the operations. The Tayoltita operation has developed numerous tailings disposal sites in the valley near the mill and in more recent years, the tailings dam has been moved up the valley to the east of the mill. Current operations rely on ten pumping stations to elevate the tailings to the containment site. Both the tailings line and solution return line cross the river valley on cable supports without any provisions for spill containment in the event of a line failure.

     The historical construction practice has been to gradually build containment basins on the steep hillsides using thickened tailings while continuously decanting the solutions for recycle to the mill. On abandonment, the dried tailings have been left to dehydrate and efforts to establish a natural vegetation cover are undertaken. The abandoned dams in the area are subject to erosion and instability until remediation measures are taken.

     Monitoring of the Piaxtla River downstream of the Tayoltita tailings deposits has not shown any environmental impact on the water quality but is expected to be impacted with higher suspended solids in periods of heavy rainfall.

     On three of the older tailings dams near the Tayoltita mill, the land has been reclaimed for use as a soccer field, a softball field and a garden nursery.

     Under the current San Dimas plan, the Tayoltita mill operation will be expanded to process all ore mined in the district and will require an expansion of the tailings storage capacity. The planned expansion of the current containment site requires construction of a dam downstream of the existing tailings dam.

     The new dam construction will be supported with geotechnical and hydrological investigations of the site and a containment structure designed with the required safety factors. Luismin is giving consideration to replacing the ten tailings pumping stations and the associated environmental risk with one positive displacement pump which will reduce the possibility of spills. Cyanide recovery from the tailings stream as well as cyanide destruction technology is being investigated, either of which would reduce the cyanide concentrations in the tailings containment dams.

San Antonio Tailings

     The San Antonio tailings deposition site is located in a turn in a steep walled river valley downstream of the mill operation. The river has been diverted through two tunnels which have been excavated in the canyon wall on the inside of the river bend. A third tunnel for road access has been excavated. The third tunnel will serve as an additional channel for the river in high flow periods. The tailings containment dam has been established by stacking high density tailings from cyclone underflow and decanting the solution to a drainage channel for recycle to the mill. The containment dams are buttressed with concrete walls on the upstream side and waste rock on the downstream side. The current height of the tailings is estimated at 60 metres above the floor of the canyon.

     The capacity of the site is nearly exhausted and operation of the San Antonio mill will end within one year. Because the long-term stability of the tailings and dam integrity is questionable, Luismin is assessing various alternatives to stabilize the site. These alternatives include moving the tailings to another storage site, possible placement of some of the tailings underground in mined out workings, and covering the tails with rock buttresses.

     In 1993, and prior to excavation of the third diversion tunnel for the river, the river rose during a hurricane event and caused the tailings dam to fail. Geotechnical investigations by Luismin indicate that the current tailings dam stability is marginal. Due to the small surface area of the impoundment, there is a high probability that the tailings are not completely drained and hence have low strength and a high liquefaction potential. WGM regards the San Antonio tailing dam integrity as an issue that requires immediate attention. The potential for a hydraulic head within the dam that can exceed the strength of the containment structure requires a thorough investigation and remedial action.

     SRK has estimated the costs of various options to stabilize or relocate the San Antonio tailings. The options include: (a) transporting the tailings to the Tayoltita tailings site; (b) placing the tailings in underground workings; (c) relocation to a new site; and (d) stabilizing them at the existing site. Estimated costs for the various options range from US$3.6 to US$10.5 million. WGM has provided for US$6.5 million over the 2002 to 2007 period to address the San Antonio tailings issue in the economic analysis of the operations.

LA GUITARRA

Property Description and Location

     The concessions cover three main northwest-southeast striking vein systems with the La Guitarra mine located on the central vein. La Guitarra is owned and operated by Minas Arauco, S.A. de C.V. and covers 12,373 hectares. Presently a royalty of 2% NSR is payable to Compania Minera Las Torres, S.A. de C.V. ("CMLT") on production. In 1997, Luismin signed an eight-year lease with CMLT with an extension option that Luismin intends to exercise. The NSR will continue to be payable during the extension. The concessions revert to CMLT upon expiration of the extension.

[GRAPHIC APPEARS HERE]

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility

     Access to the La Guitarra mine is by road 50 kilometres west from Mexico City to Toluca then 70 kilometres south to Temascaltepec. The trip by vehicle from Mexico City is over paved highways, except for the last two kilometres, which is over a well graded gravel road. The trip requires approximately 1.5 hours.

Climate

     The climate is moderate, but humid with an average annual precipitation of
123.1 centimetres that occurs mainly in the summer months (June to September). The average annual temperature is 18.2(degree) Celsius with monthly averages varying from 7.7(degree) to 25.9(degree) Celsius.

Local Resources

     Numerous small villages and ponds are found throughout the heavily pine forested countryside that together with the cooler climate and beautiful scenery make the area a popular Mexican tourist area. Timbering, trout farms and the raising of livestock are the other main activities of the area. This is a rural area. Labour, banks, hospitals and universities are available in Toluca (50 kilometres away) or Mexico City (120 kilometres away).

Infrastructure

     Infrastructure at the mine site is typical of small scale mines with offices, warehouses, repair shops and an analytical assaying laboratory. Most of the mine personnel are contract labourers and live in the nearby villages.

     Water is provided by mine drainage and electrical power (approximately 1.1 megawatts) is obtained from the Federal Power Commission.

Physiography

     The La Guitarra mine is located in hilly, forested terrain with differences in elevation between the hilltops and valleys of 400 to 500 metres.

History

     The La Guitarra deposit was discovered in 1555 and experienced considerable mining activity during the Colonial period. Mining continued until the Mexican War of Independence (1810). The mine then lay dormant until 1910 when the American Rincon Mining Company acquired the property and re-established mining operations which continued until 1940 when the mine again became dormant.

     During 1972, the vein was explored by the subsidiary of a Canadian mining company, Cia. Tormex S.A., and in 1980, the Mexican mining company Fresnillo carried out extensive diamond drilling and drifting on the deposit. In 1990, Cia. Minera Arauco (a wholly-owned subsidiary of Luismin) acquired the property from Penoles and carried out extensive exploration. Luismin commenced mining in 1993 gradually increasing production through to 1999.

Geological Setting

     La Guitarra is located within the Temascaltepec Mining District along a north-northwest trending silver-gold belt that contains the mining camps of Zacatecas, Aguascalientes, Guanajuato, El Oro and Tasco.

     Three main northwest-southeast striking vein systems, or zones cut across the different rock types. The host rocks range from the oldest of metasedimentary-metavolcanic sequences of phyllites, slates and schists of upper Jurassic age that have been intruded by Tertiary (Oligocene) rhyolites and granites and by Miocene ignimbrites. Post mineralization Quatenary basalts (Trans-Mexican Volcanic Belt), overlie all the older rocks. The three main vein systems are predominantly composed of quartz and are named from the southeast to the northwest: (1) Temascaltepec; (2) La Guitarra; and (3) El Coloso. Although the three vein systems cut across different rock types, Luismin believes that the veins are part of a single major hydrothermal system.

     The La Guitarra deposit consists of six main veins. The Doncellas and the La Guitarra veins are the largest of the deposit and where the main orebodies are found. In the most easterly part, the veins strike 120(degree) to 135(degree) changing to 95(degree) westward, dipping 70(degree) to 90(degree) southwest and south, respectively.

     The vein system outcrops along a strike length of more than 3.5 kilometres and has been explored to a depth of 500 metres. The quartz veins are up to about 15 metres wide (averaging 5 metres) narrowing with depth and contain mineralized banded ore shoots that are 1 to 4 metres wide. All veins converge into a single vein that is relatively continuous at depth.

Exploration

     Exploration at the La Guitarra mine is confined to developing mineral resources/mineral reserves in the immediate area of the mine both along strike and at depth on the vein system and, as funds are available, exploration is also carried out by diamond drilling in the vein systems at Coloso and Temascaltepec. Exploration is done in-house both by underground diamond drilling and by drifting. Similar to the other producing properties of Luismin, inferred mineral resources have been identified by extending known ore shoots beyond the area of mineral reserves.

Deposit Types and Mineralization

Deposit Types

     La Guitarra is a polymetallic, low-sulphidation, epithermal deposit. Typical of epithermal deposits, La Guitarra has the following characteristics:

..    formed near surface;
..    developed over considerable strike length but restricted in vertical extent;
..    vein hosted, formed in extensional tectonic setting;
..    main economic minerals gold and silver;
..    gangue mineral mainly quartz, lesser amounts of sulphosalts, pyrite and other sulphides; and
..    mineralization dominantly open space, banded crustiform, vuggy and drusy.

Mineralization

     The mineralized zones at La Guitarra are very complex. Brecciated and rebrecciated, the 1 to 4 metres thick mineralized zones pinch, swell and bifurcate over short distances within a large quartz vein (up to 20 metres) in width pinch, swell and bifurcate over short distances. The veins consist of massive to crypto-crystalline quartz, commonly banded, containing silver sulphides, sulphosalts and electrum with minor amounts of pyrite and other sulphide minerals.

     Three main stages of mineralization exist. Stage I contains most of the base-metal mineralization of the deposit. Stage II consists of four substages and is characterized by repetitive silica banding and brecciation and in terms of volume contains most of the precious metal mineralization. Stage III has the highest silver-gold grades but is volumetrically minor.

     Hydrothermal alteration around the veins at the La Guitarra deposit and neighbouring areas is weakly developed with propylitic alteration forming the outermost zone. Kaolinite-illite-smectite alteration dominates the upper part of the deposit becoming quartz-sericitic in the vicinity of quartz-filled veins and veinlets. Quartz-sericite halos develop around the veins but the intensity of the alteration is strong only in contact with the vein.

     The veins were mineralized during hydrothermal activity associated with the volcanism of the Mexican Ignimbrite Belt (Sierra Madre Occidental).

Drilling

     Two diamond drills are employed at the mine on a constant basis drilling exploration/development diamond drillholes. Holes are logged in detail by mine geologists with the sampled intervals diamond sawn in half. The half-core sampled intervals are sent to the mine assay laboratory for sample preparation and fire analysis.

     Wheaton River did not carry out any independent diamond drilling, but WGM reviewed and examined the drill core and logging. Core recovery generally was excellent at +95% recovery. Core logging and sampling of intervals done professionally.

Sampling Method and Approach

     WGM reviewed the two sampling methods carried out at La Guitarra, diamond drill core sampling and underground chip channel sampling. Sampled intervals are cut on the basis of geology at and average length of 40 centimetres with a maximum sample interval at 1.5 metres for both drill core and channel samples. Underground channel samples are taken across the mineralization at right angles to the vein/structure at 1.5 metre intervals. Samples are chipped continuously along the channel at closely spaced intervals with chips of approximately equal size. Samples are collected on a sampling canvas, rolled, coned and quartered to produce an approximate 2 kilogram sample that is sent to the mine assay laboratory for preparation and analysis.

Sample Preparation, Analysis and Security

     Sample preparation, crushing, grinding, homogenizing and splitting procedures are the same as those at Luismin's other San Dimas district mines. The assayers are trained at the San Dimas mines and employ the same procedures at La Guitarra. Approximately 120 samples are processed (fire assaying) daily at La Guitarra.

     The assaying methods carried out at La Guitarra are adequate. Duplicate assay samples return similar results and standard samples are also routinely fire assayed to check and control procedures. However, at the La Guitarra laboratories, as at the other Luismin laboratories, more attention should be paid to maintain a cleaner working environment and provide for an air conditioner in the precious metal weighing room. Nonetheless, samples from La Guitarra are sent on a routine basis to other Luismin laboratories and give similar results. As at other Luismin laboratories, fire assay results are entered into the computer and the analytical results of the samples transmitted electronically to other offices at the mine.

Data Verification

     WGM did not collect any individual samples to verify the silver-gold mineralization at the Luismin mines. However, WGM did observe the gold-silver beads in the crucibles as taken from the fire assay furnace and their subsequent weighing. WGM also observed the pouring of numerous dore bars and receipts of payment from the sale of the dore bars.

     Approximately two years ago, 40 samples from La Guitarra were assayed at DMC Durango, Bondar Clegg and Barringer, as well as at the Tayoltita, San Antonio and San Martin laboratories. The results showed excellent correlation between the La Guitarra laboratory and the other laboratories.

Mineral Reserves and Mineral Resources

Mineral Reserves

     The total proven and probable mineral reserves at the La Guitarra mine as of December 31, 2001 estimated by Luismin and audited by WGM are 210,700 tonnes at a grade of 396 grams of silver per metric tonne and 2.78 grams of gold per metric tonne, divided as follows:

               PROVEN AND PROBABLE MINERAL RESERVES/(1)//(2)//(3)/

                                                     GRADE          TOTAL CONTAINED
                                                --------------    -------------------
                                       TONNES   g Ag/t  g Au/t     (Oz Ag)     (Oz Au)
                                      -------   ------  ------    ---------    ------
     LA GUITARRA MINE
     Proven                            83,400     287      3.10     765,900     8,300
     Probable                         127,300     467      2.57   1,906,900    10,500
     Total                            210,700     396      2.78   2,672,800    18,800

     ----------
     /(1)/ The mineral reserves and inferred mineral resources for the Luismin operations set out in the tables above have been prepared by Luismin and reviewed by Velasquez Spring, P.Eng., Senior Geologist, and Ross MacFarlane, P.Eng., Senior Associate Metallurgical Engineer at WGM. The mineral reserves are classified as proven and probable and the mineral resources are classified as inferred, and are based on the CIM Council Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000.
     /(2)/ The Luismin project mineral reserves and inferred mineral resources were estimated using conventional block estimation techniques. Gold and silver prices for the mineral reserve estimation are US$280 per ounce and US$4.25 per ounce, respectively. The cut-off grades are based upon historical metal recovery for each mine together with operating cost estimates of US$57 per tonne at La Guitarra.

     /(3)/ A 10% mining dilution is applied at a grade of 90 grams of silver per tonne and 0.6 grams of gold per tonne (the average grade of the wall rock).

     PAH has also audited the mineral resources and mineral reserves of La Guitarra on three occasions.

     The sampling, assaying and methods for estimation of mineral resource and mineral reserves at the La Guitarra mine are similar to those described for Luismin's producing mines in the San Dimas district, except for the differences described as follows:

..    A grade correction of -10% for gold and -16% for silver is used;
..    A 10% dilution at a grade of 90 grams of silver per metric tonne, and 0.6 grams of gold per metric tonne (the average grade of the wallrocks) is applied to all blocks; and
..    High grade assay values are cut by calculating the average grade of the block. All samples above that average are cut to that grade and a new average grade is calculated for the block.

     For resources defined by drilling, the average grade of the mineralized interval is reduced 15% to 45%, depending upon the following range of silver and gold values in the intervals:

                              RANGE OF ASSAY VALUES

                g Ag/t              g Au/t            % CUT
                ----------------    -------           -----
                *200                *2                15
                200 to 400          2 to 4            20
                400 to 600          4 to 6            25
                600 to 800          6 to 8            30
                800 to 1,000        8 to 10           35
                1,000+              10                45

     A specific gravity of 2.7 is used to determine the amount of metric tonnes. The present dollar cut-off grade at La Guitarra is US$57 per tonne.

Mineral Resources

     The inferred mineral resources at the La Guitarra mine, estimated and separately reported (not included in the proven and probable mineral reserves) by Luismin are about 2.05 million tonnes at an approximate grade of 448 grams of silver per metric tonne and 1.30 grams of gold per metric tonne as of December 31, 2001. A 10% mining dilution is applied to the inferred mineral resources at a grade of 90 grams of silver per tonne and 0.6 grams of gold per tonne (the average grade of the wall rock) is applied to the estimated mineral resource. Mineral resources are not known to the same degree of certainty as mineral reserves and do not have demonstrated economic viability.

     The same general parameters for extrapolation of inferred mineral resources are used at La Guitarra as in the San Dimas district with mineral reserves only designated where developed along the mineralized shoot. Extrapolation for inferred mineral resources are 300 metres along strike by 300 metres down-dip, although the vein outcrops on surface and is exposed underground for more than 1,500 metres. Veins, other than the La Guitarra vein, are extrapolated less than 300 metres with the distance based on knowledge of the vein, drillhole data and most importantly the vein outcrops on surface.

Reconciliation Between Reserves and Production

     The WGM Report states that the overall reconciliation supports Luismin's ongoing program of reserve estimation and grade control.

Mining Operations

     The La Guitarra mining and milling facility is the smallest of the Luismin operations with a rated capacity of 300 tonnes per day. The site consists of a mill and tailings operation at the base of a hillside containing the gold

*  Denotes Less than
and silver deposit. The mine access is by tunnels into the hillside above the mill and tailings sites. The La Guitarra mill processed 101,549 tonnes in 2001 at a grade of 3.96 grams of gold per metric tonne and 230 grams of silver per metric tonne.

     The mineralization at the La Guitarra mine occurs in a 10 to 12 metres wide vein with the higher grade, mineable portion occurring as 1.5 to 3 metres shoots within the wider vein. The vein is sub vertical with a dip of 85(degree). Unlike the San Dimas operations, the La Guitarra mine dilution is comprised of lower grade mineralization that occurs in the vein surrounding the higher grade zone providing for better estimation and control of the mined grades than the San Dimas operations.

     The mining at La Guitarra employs mechanized cut-and-fill with backfill supplied from underground development headings in waste as well as from surface excavations. Contractors are engaged in operating the mine as well as completing the mine development work.

Milling Operations

     In 2001, the La Guitarra mill averaged 278 tonnes per day with recoveries of 81.9% silver and 79.1% gold. The La Guitarra mill flowsheet consists of fine crushing and ball milling followed by three stages of flotation. The gold and silver is recovered to a flotation concentrate that is filtered and dried for shipment to the San Martin mill for leaching.

Environmental Upgrades to Tailings Management

     The tailings at La Guitarra are stored in cells constructed of thickened tailings with decant towers to drain the tailings solutions for recycle to the mill. The construction method included some compaction under the dams but seepage to the surrounding lands has occurred. Some of the seepage is collected and recycled to the mill with the balance escaping to nearby wetlands and creeks.

     No cyanide is used at La Guitarra and the quality of the tailings water is not monitored. However, tailings decant water and seepage is known to have a reduced pH. Seepage areas outside the tailings containment have red iron staining evident.

     The mine water at La Guitarra has a pH of 2.5 with elevated concentrations of arsenic, lead and zinc. All water in excess of the mill requirements is currently being released to the environment without treatment. Installation of a water treatment facility for La Guitarra is included in the capital expenditures planned for reducing the environmental impact of the operations. The Company has not obtained any indemnities from the vendors of Luismin against potential environmental liabilities that may arise from the release of acidic waters with elevated concentrations of arsenic, lead and zinc from the La Guitarra operations.

     In the WGM economic analysis of the project, a total of US$1.64 million has been included in the capital cost for La Guitarra during 2002 and 2003 to address the environmental issues. The operating costs were increased by US$75,000 per annum to provide for operation of the water treatment plant. These costs have been derived from the reports prepared by SRK.

SAN MARTIN

Property Description and Location

     Minas Comermin S.A. de C.V., a wholly-owned Luismin subsidiary, holds the mining concessions covering 6,236 hectares at the San Martin project in the state of Queretaro.

     The San Martin project presently consists of two underground mines, San Jose and San Martin. The San Martin deposit/mine is approximately 700 metres north-northeast of the San Jose deposit/mine. Luismin commenced mining early in 1994 on the San Jose deposit with an open pit operation that was later abandoned and mining continued underground.

     The project is located northwest of Mexico City, approximately 50 kilometres east of the City of Queretaro, in the state of Queretaro. The mine is near the towns of Tequisquiapan and Ezequiel Montes, and is immediately to the north of the town of San Martin with a population of approximately 2,000.

[GRAPHIC APPEARS HERE]

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility

     Access to the San Martin project, from the City of Queretaro is approximately 40 kilometres southeast, on the Queretaro to Mexico main highway to the city of San Juan del Rio, then 35 kilometres northeast to the town of Ezequiel Montes, then approximately 3 to 5 kilometres from Ezequiel Montes to the town of San Martin.

Climate

     The climate in the project area is semi-arid, characterized by relatively low rates of precipitation. Average annual rainfall is 479 millimetres with about 95% occurring during the summer months. The average annual temperature is 12(degree) Celsius.

Local Resources

     The mine area is located along a prominent hill that rises above the generally flat countryside. Much of the flat countryside is irrigated for the cultivation of grain crops. Several maguey plantations for the production of Tequila are also present in the area. The hillside is covered with small scrub bushes and grasses suitable typically for the raising of goats.

     Most of the mine personnel are contract labour who live in the nearby villages and towns. The City of Queretaro is a major urban centre.

Infrastructure

     The infrastructure at the San Martin mine is typical of a small mining operation with the site composed of mine offices, repair shops, laboratory, warehouse and eating facilities for mine personnel.

     Water is supplied to the mine site by a 4 inch pipe with a 120 horsepower electric pump connected to a municipal well at the Hacinda Ajuchitlan some 6 kilometres from the mine. Electrical power is supplied by the Federal Power Commission however the mine has two emergency generators, 500 kilowatts and 200 kilowatts, to supply power to the mill during a power failure.

Physiography

     The San Martin mine is located along the west margin of a dacitic dome that rises to the north as a series of smooth prominent hills to an elevation of 2,100 metres approximately 400 metres above the generally flat landscape that predominates to the south.

History

     The deposit was discovered in the eighteenth century and high grade mineralization reportedly was exploited for approximately 40 years, however no production records exist. The first records show the Ajuchitlan Mining and Milling Company produced an estimated 250,000 tonnes at a grade of 15 grams of gold per metric tonne and 100 grams of silver per metric tonne during 1900 to 1924.

     In 1982, Mexico declared a 6,300 hectares National Reserve over the area but by 1986 Luismin had reached an agreement to work in the National Reserve and initiated an exploration program in 1988.

     Mining began in 1993 at 300 tonnes per day, and in early 1994, production began from open pit operations on the San Jose deposit. Production has increased, on a yearly basis, since 1993. Current production is 820 tonnes per day.

Geological Setting

     The mineralization at the San Martin mine occurs in tabular breccia zone striking northeast and dipping 70(degree) to 90(degree) east. It occurs within Upper Cretaceous black limestones and calcareous shales of the Soyatal Mexcala Formation and varies in width from 1 to 10 metres but averages about 3 metres. The breccia zone appears in a structural window on the western side of a Tertiary Rhyolite Dome and has been explored along strike for more than 1,800 metres. The zone appears to be spatially associated with rhyolite dykes and six separate orebodies have been discovered along the zone, these are named from the southwest to the northeast, San Jose I, San Jose II, San Martin, Cuerpo 28, Cuerpo 29 and Cuerpo 30. These orebodies are believed to be all related to one mineralization event that post mineral faulting broke it into six separate bodies. The faulting has resulted in vertical offsets up to 100 metres and horizontal offsets to 500 metres.

     The breccia zone appears to have developed perpendicular to the direction of greatest stress and parallel to the direction of compression. Locally the mineralization (Cuerpo 29) in the upper part of the vertical zone gradually arches to the west to form a horizontal, tabular zone that at the mine is termed a manto while the vertical portion is called the trunco.

Exploration

     Exploration at the San Martin mine is concentrated along the strike length of the breccia zone. The exploration is carried out using a similar approach to the other Luismin properties. In-house diamond drilling initially tests selected targets, which is followed by underground development that outlines mineral reserves. Target selection is assisted by geophysical surveying that has included magnetics, induced polarization and resistivity. The resistivity surveys have been particularly successful in outlining the quartz breccia and several promising resistivity anomalies to the northeast remain to be tested. The most recent discovery at San Martin is Cuerpo 30.

     Exploration is also carried out some 50 kilometres west of San Martin at the San Pedrito project and has been concentrated on the Paulina vein. A decline is presently being driven to the inferred mineral resource to confirm the mineral resource estimate and to outline a mineral reserve. Luismin plans to truck the mineral ore to the San Martin mill for processing.

Deposit Type and Mineralization

Deposit Type

     The deposit is an epithermal precious metal (silver-gold) type related to Tertiary rhyolitic intrusives.

Mineralization

     Mineralization occurs as electrum and silver selenide minerals associated principally with quartz and lesser calcite. Evidence of multiple intrusions of quartz with banding and drusy crystal masses observed in the brecciated zone are indicative of open space deposition.

Drilling

     Drilling at San Martin is done by mine staff (drilling crews) with the exploration/development drilling carried out continuously by two diamond drilling rigs owned by Luismin.

     No confirmatory drilling was done by Wheaton River, however, the drill core logging, sampling was reviewed by WGM. As at the other Luismin mining operation, the work was carried out in a professional manner. Core recovery, for the most part, is excellent at +95% except for areas in the manto where recovery is slightly less.

Sampling Method and Approach

     Sampling of diamond drill core and underground channel chip samples are carried out in the same manner as at Luismin's San Dimas mines. Samplers at San Martin have been trained at the San Dimas mines.

Sample Preparation, Analysis and Security

     The San Martin mine has been awarded the Mexican Quality Award which is similar to International Standards ISO 9001 for quality control in the overall mining operations.

     Sample preparation, crushing, grinding, homogenization and splitting procedures are similar to those conducted at the other Luismin assay laboratories.

Data Verification

     Re-assaying of every tenth sample and assaying of standard samples, and also the practice of sending samples to other Luismin operations are routinely conducted.

     WGM reviewed the procedures at the San Martin assay laboratory and are of the opinion that the work is being carried out in a professional manner. WGM did not collect verification samples. Given the multiple routine assaying with more than 100 samples being processed daily with check samples analyzed at other Luismin laboratories, WGM did not believe that collecting of independent samples was necessary.

     Approximately two years ago, 40 samples from San Martin were assayed at DMC Durango, Bondar Clegg and Barringer, as well as at the Tayoltita and San Antonio laboratories. The results showed excellent correlation between the La Guitarra laboratory and the other laboratories, with the exception of a couple of samples, which appear to have been mislabelled.

Mineral Reserves and Mineral Resources

Mineral Reserves

     The total proven and probable mineral reserves at the San Martin mine as of December 31, 2001 estimated by Luismin and reviewed by WGM are 1,050,000 tonnes at a grade of 58 grams of silver per metric tonne and 3.7 grams of gold per metric tonne, divided as follows:

               PROVEN AND PROBABLE MINERAL RESERVES/(1)//(2)//(3)/

                                                     GRADE           TOTAL CONTAINED
                                                ---------------   --------------------
                                     TONNES     g Au/t   g Au/t    (Oz Ag)    (Oz Au)
                                    ---------   ------   ------   ---------    -------
     SAN MARTIN MINE
     Proven                           759,000       67     4.01   1,635,000     97,900
     Probable                         290,000       33     2.84     307,700     26,500
     Total                          1,049,000       58     3.69   1,942,700    124,400

     ----------
     /(1)/ The mineral reserves and inferred mineral resources for the Luismin operations set out in the tables above have been prepared by Luismin and reviewed by Velasquez Spring, P.Eng., Senior Geologist, and Ross MacFarlane, P.Eng., Senior Associate Metallurgical Engineer at WGM. The mineral reserves are classified as proven and probable and the mineral resources are classified as inferred, and are based on the CIM Council Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000.
     /(2)/ The Luismin project mineral reserves and inferred mineral resources were estimated using conventional block estimation techniques. Gold and silver prices for the mineral reserve estimation are US$270.99 per ounce and US$4.37 per ounce, respectively. The cut-off grades are based upon historical metal recovery for each mine together with operating cost estimates of US$22 per tonne at San Martin.
     /(3)/ To account for mining dilution, the average grade of the block is reduced by 10%. A mining recovery factor has not been applied, but WGM estimates that the mining recovery will be 90%.

Mineral Resources

     The total inferred mineral resources at the San Martin mine, estimated and separately reported (not included in the proven and probable mineral reserves) by Luismin are about 2.7 million tonnes at an approximate grade of 68 grams of silver per metric tonne and 3.5 grams of gold per metric tonne as of December 31, 2001. To account for mining dilution, the average grade of the block is reduced by 10%. Mineral resources are not known to the same degree of certainty as mineral reserves and do not have demonstrated economic viability.

     PAH has also audited the mineral resources and mineral reserves of San Martin on three occasions.

Reconciliation Between Reserves and Production

     The WGM Report states that the overall reconciliation supports Luismin's ongoing program of reserve estimation and grade control.

Methods of Estimation of Mineral Resources and Mineral Reserves

     The methods of estimation of mineral resources and mineral reserves at San Martin are similar to those at Luismin's producing mines in the San Dimas district, except for the following differences.

     At the San Martin mine, where horizontal mineralized bodies "mantos" and vertical mineralized bodies "truncos" are present, estimation of mineral resources/mineral reserves is carried out in a similar manner as at the San Dimas district with the following exceptions:

..    Present minimum cut-off grade is based on US$22 per tonne mined;
..    Proven mineral reserves are those with data points at close intervals with a well defined geological character resulting in a confidence level of 85% or more;
..    Probable mineral reserves are those with less confidence in geological continuity but with a confidence level of 70% to 85%;
..    Percentage confidence levels quoted are based on past experience in the mine, i.e. thickness of the vein, geological setting and nearby mined areas; and
..    Probable minerals reserves indicated by diamond drilling are those for which the tonnage and mineral grades are estimated in part by grades of samples of diamond drillholes and reasonable geological projections, having a confidence level of 70% to 85%.

     For calculation of the average grade of a block in the vertical mineralized bodies, all erratic samples, those with values of 12 grams of gold per metric tonne and over are cut to the average grade of the block and the average grade is recalculated.

     For the manto blocks where high values occur but are more homogenous, the high values (those above the average value) are cut to the average value and a new average value calculated. A 10% decrease at zero grade is applied to all blocks to account for mine dilution. Also, if an underground chip sample returns a low silver value, a new 20 gram split of the sample is analyzed and silver is added to collect the gold, which is compared to the results of the 10 gram fire assayed sample. The added silver is used to determine if indeed the sample is low in silver which are difficult to assay because of absorption in the crucible. Manto projections are based on the average width and the average grade of the block. WGM was informed that approximately 20% of the manto mineral reserves are left as pillars only about half of which are recoverable, i.e. only about 90% of the calculated manto mineral reserve is recovered.

     At year's end, the tonnage left in pillars is removed from the mineral reserve estimate totals.

     Luismin has had similar success at San Martin as at their other operating mines in transforming the estimated inferred mineral resources into proven and probable mineral reserves on an ongoing basis to maintain a five year mineral reserve base for mining. During the ten year period (1979 to 1998), the percentage of the estimated inferred mineral resource transformed into mineral reserves was 164% (i.e. the inferred mineral resource was under estimated as the estimate transformed into mineral reserves was exceeded by 64%).

     At San Martin where the vein structure is very consistent, the extrapolation to estimate inferred mineral resources from known mineralization on the vein/structure being mined is up to 500 metres along strike and up to 500 metres down-dip. In the mantos, where the ore shoots are often offset, extrapolation has to be carefully done, however, in the "trunk" mineralization where the structure is very wide and continuous, extrapolation can be confidently done as the mineralized structure continues for several hundreds of metres. Because former inferred mineral resource estimations at 30% to 40% were considerably underestimating mineral resources, the mine presently uses confidence percentages that have been increased to 90% or 100% (dependant upon the vein/structure).

     The estimation of inferred mineral resources is supported by the information obtained in the underground workings and nearby production stopes considering the thickness of the structure and the gold and silver grades in these workings. In some cases, when there are various blocks below or above the block of the projected inferred mineral resources, the average of their grade and thickness is used in the estimation. However, in some cases also statistics for gold and silver that have been produced through diamond drilling and through development are applied.

     WGM reviewed in detail the methods used by Luismin to estimate the mineral reserves at the San Martin mine and WGM is of the opinion that the estimated mineral reserves, as presented by Luismin, fairly represent the potential at the mine. Similarly, the methods used by Luismin to estimate the inferred mineral resources are, in WGM's opinion, reasonable methods and fairly represent the inferred mineral resource potential.

Mining Operations

     The San Martin operation consists of underground mining and milling facilities with a rated capacity of 850 tonnes per day. Unlike the other four operations of Luismin, the San Martin mine is primarily a gold mine with some silver production. In 2001, the mill processed 287,502 tonnes at a grade of 3.74 grams of gold per metric tonne and 65 grams of silver per metric tonne. The San Martin operation has the lowest cost per tonne of the Luismin operations at $25.92 per tonne due primarily to the geometry of the orebody.

     The main mine access is by tunnels with portals located less than 300 metres from the mill site. Ventilation is provided by natural means as well as by surface mounted fans. The mine employs mechanized cut-and-fill using waste rock from development to backfill stoping areas.

     The San Martin mineralization at higher elevations is a manto type with thicknesses up to 6 metres. Mineralization at depth narrows to veins with dips of 80(degree) to 85(degree). As with the San Dimas mines, the ground conditions are good and minimal ground support is used in the mine. The San Martin mine is operated by a contractor under contract unit rates for ore delivered to the mill as well as unit rates for mine development work.

Milling Operations

     The San Martin mill is a conventional cyanidation mill with a rated capacity of 820 tonnes per day. The mill flowsheet employs fine crushing and ball milling followed by cyanide leaching. The flotation concentrate from the La Guitarra operation is also leached in the San Martin mill. Gold and silver is recovered with zinc precipitation and refined to dore. In 2001, the San Martin mill operated on a two shift per day basis at an average rate of 788 tonnes per day and achieved recoveries of 54.7% silver and 94.7% gold.

Environmental Upgrades to Tailings Management

     The tailings at the San Martin operation are deposited in two active impoundment cells covering an area of approximately 10 hectares. The cells are located in valley fill style construction with the containment structures built with the coarser higher density underflow from a cyclone operating at the tailings line discharge. The highest area of the cell containment is currently 27 metres.

     The San Martin structures have not had the benefit of detailed geotechnical or hydrological investigations prior to their construction. There is insufficient data available to determine that the dam freeboard being maintained by the operation and design of the containment structure can accommodate extreme precipitation events. In the recent operating history at San Martin, a waste rock buttress was added to the highest cell wall that had showed signs of slope failure. The current tailings capacity is limited and construction of a third cell has been started.

     Monitoring and water balances of the San Martin tailings operation indicate that seepage is occurring from the tailings area and that cyanide is showing up in groundwater down gradient from the tailings cells. The adjacent lands have recently been purchased and dewatering wells have been established to pump contaminated groundwater back to the mill circuit. A trench to bedrock has also been excavated downstream of the tailing area to monitor seepage from the active tailings area and to supplement the wells for the collection of groundwater. The Company has not obtained any indemnities from the vendors of Luismin against potential environmental liabilities that may arise from seepage occurring from the tailings area at the San Martin operation.

     WGM has included $4.56 million from 2002 to 2006 to address the tailings management issues at San Martin in the economic analysis.

EXPLORATION PROPERTIES

     In addition to the five operating mines described above, Luismin owns or has an interest in 44 exploration properties throughout Mexico, only one of which, the San Pedrito, is currently being explored. Five of the properties are considered more advanced, nine of the properties are in an intermediate stage and the remainder are at a grassroots exploration level. A total of 58,320 hectares is held in the 44 projects, with annual holding costs of approximately US$530,500.

[GRAPHIC APPEARS HERE]

     Numerous mineral resource and several mineral reserve estimates have been reported for a number of the exploration projects. Changing economic conditions and commodity prices require that mineral resource estimates done in the past be re-examined. WGM has not reviewed the previous estimate methods and procedures and, therefore, cannot comment on the classification of the resources/reserves quoted by Luismin.

     Over the last few years, the financial restrictions within Luismin has limited the amount of exploration expenditures on exploration projects. WGM recommended that the Company carry out further exploration and some, particularly those at a more advanced stage, look very promising to develop mineral resources and mineral reserves.

     No exploration programs have been developed nor accompanying proposed budgets been prepared for any of the exploration holdings. WGM recommends a detailed review of each of the projects, starting with the more advanced ones, to determine the potential of each.

San Pedrito Project

     The only active exploration project is the San Pedrito project, located 2 kilometres north of the City of Queretaro and 45 kilometres west of the San Martin mine. The San Pedrito project consists of numerous epithermal quartz-calcite veins hosted in andesite. Drilling to date has focused on the Paulina vein and totals 8,137 metres in 27 holes. Luismin reports that it outlined an inferred mineral resource of about 2.6 million tonnes grading approximately 306 grams of silver per metric tonne and 1.5 grams of gold per metric tonne using a US$45 cut-off grade based on US$5 per ounce silver and US$280 per ounce gold.

     Luismin operates the San Martin mine about 40 kilometres east of the San Pedrito project. The San Martin suffers from low silver recoveries (54.7%) and preliminary test work has indicated that a blended San Pedrito ore with higher silver to gold ratios may improve silver recoveries up to 75%. With the objective of supplying some higher silver to gold ratio ore to the San Martin mill, in late 2001, Luismin began development of a decline towards the inferred mineral resources. As of March 1, 2002, 365 metres of decline had been completed, with another 300 metres required to reach the target zone. Ore grade mineralization has been encountered over minimal widths during the development.

     If the exploration is successful in identifying mineral reserves, mining will commence and the ore will be hauled over paved public highways approximately 65 road kilometres east to the San Martin mill. The target zone should be reached within three months.

MARKETS AND CONTRACTS

     The gold and silver dore in the form of bullion produced from the mines is shipped to the Johnson Matthey refinery in Salt Lake City, Utah. The terms of the refinery contract provide for payment of 99.8% of the gold and silver content with treatment charges of $0.14 per troy ounce of dore and refining charges of US$1.00 per troy ounce of gold. Payment is due after 20 days following receipt of the bullion at the refinery. The current contract expires on December 31, 2002.

     The Luismin dore is a clean product with few impurities. In addition to the current refinery used by Luismin, there are numerous other refineries around the world which could be used to process the dore.

     Luismin has used hedging in the past to considerable advantage in sales prices realized but reduced all hedge positions after September 2001.

CAPITAL COSTS

     Capital costs for the Luismin operations have been developed for a ten year operating life that includes mining and processing the inferred mineral resources. These costs have been adjusted to develop a seven year operating scenario that foresees mining of only the proven and probable mineral reserves.

     In addition to the capital costs to sustain the existing operations, there are a series of capital expenditures required to achieve planned increases in production as well as to address environmental deficiencies that have been identified. The capital expenditures planned for the next five years are required for environmental work at all existing operations and expansions of production capacity at Tayoltita and San Martin. Expenditures are also planned to bring the San Pedrito deposit into production to supply ore to the San Martin mill.

     From WGM's review of the operations and past capital expenditures at the Luismin operations, it is evident that capital improvements have been limited and projects that have been funded have been justified on relatively short-term payback. The limited access to capital may have restricted the operations from realizing some benefits that would accrue from longer term planning of capital expenditures.

Capital Expenditures for Environmental Mitigation and Expansion

     The environmental capital expenditures planned for the next five years are primarily for remediation work on existing tailings operations at the five mine sites that was identified by an environmental due diligence review completed by SRK for Wheaton River in February 2002. The cost estimates completed by SRK for the environmental work were developed with limited geotechnical or environmental data. For this reason a range of costs were estimated to complete the remediation work as well as develop tailings management facilities for future operations. For the purposes of the economic analysis of the Luismin operations completed in the WGM Report, WGM has assumed that the average of the cost estimates by SRK will be required for the environmental work that has been identified. The capital expenditure of US$15.3 million for the environmental work is planned for the 2002 to 2006 period.

     Some of the environmental work that was identified by SRK at San Martin for control of seepage to the groundwater has already been undertaken by Luismin.

Capital Expenditures for Expansion of Production

     The capital requirements to meet the planned changes and expansions to the operations have been estimated by the Luismin internal engineering group. The capital is required to replace the San Antonio milling operations with a central milling facility at Tayoltita. The Tayoltita mill capacity is planned to increase in two increments in 2003 and in 2004 to a total installed capacity of 2,100 tonnes per day. This represents an increase of 62% from the current capacity of 1,200 tonnes per day. The estimated cost for the mill expansion is US$4.6 million and is primarily for additions to the existing mill flowsheet.

     In early 2002, Luismin entered into a lease purchase arrangement for four drill jumbos for the San Dimas operations which will represent a 100% increase in the drilling capacity, for the three mining operations that supply the Tayoltita milling operation. An additional expenditure of US$18.7 million is planned in the 2002 to 2006 period for expansion of mineral reserves and the mining capacity at San Antonio, Santa Rita and Tayoltita.

     An increase in mining and milling capacity at San Martin is also planned and related to the capital investment in the Tayoltita mill because it requires transfer of some process equipment to the San Martin mill. The additional tonnage for the San Martin mill will be supplied from the San Pedrito mine currently in development and will require the ore to be trucked 65 kilometres. The increase in production is planned to start in 2004. Capital expenditures of US$7.6 million are budgeted for San Martin over the next five years to expand the capacity from 800 tonnes per day to 1,200 tonnes per day and bring the San Pedrito satellite mine into production.

OPERATING COSTS

     Luismin maintains separate cost centres for each of the five mine operating units which form the basis for the cut-off grade used to control the mine operations. An additional annual head office cost of approximately US$6 million for general and administrative expenses is not distributed to the individual operating units.

     The San Martin operation has the lowest cost per tonne mined due primarily to the geometry of the ore body. In the San Dimas district, the higher gold grade at the San Antonio mine makes it the lowest cost production on a per ounce basis. However, the Tayoltita operation has the lowest cost per tonne in the San Dimas district due to lower ore haulage costs and the economies of scale of the larger mill operation.

     In previous years, Luismin management has achieved significant reductions in operating costs through improvements in productivity, increasing the scale of operations, and improvements in the efficiencies of operating methods. Future operating costs are also projected to achieve reductions in operating costs.

     The consolidation of the San Antonio mill operation into the Tayoltita mill expansion along with integration of the Santa Rita ore haulage with Tayoltita will provide for further reduction of the San Dimas district operating costs. The San Martin operation is projected to realize some reduction in costs due to the increased milling capacity but will be offset somewhat by the San Pedrito ore haulage costs.

     All operations are expected to incur some increase in tailings management costs as operating practices are implemented to monitor and reduce the environmental impact. The La Guitarra operation will require operation of a water treatment plant to control acid mine drainage from the mine.

ECONOMIC ANALYSIS AND TAXATION

Taxation

     Corporations in Mexico are taxed only by the Federal Government. Mexico has a general system for taxing corporate income, ensuring that all of a corporation's earnings are taxed only once, in the fiscal year in which profits are obtained.

     There are two federal taxes in Mexico that apply to the Luismin operations; a profit-sharing tax and a corporate income tax.

Profit-Sharing Tax

     The profit-sharing tax is a 10% tax based on taxable income calculated for corporate taxes. The profit-sharing tax is not deductible when calculating corporate tax.

     Historically, Luismin has not had to pay the profit-sharing tax. It has accomplished this through the following two mechanisms:

..    In many of its operations the work is carried out by contractors. Since these workers are not employed directly by Luismin, Luismin is not responsible for paying a share of profits to them;
..    In Luismin companies that employ workers directly, losses carried forward have resulted in these companies reporting no profits; and
..    Luismin believes that through on-going tax planning there will not be any profit sharing taxes.

Corporate Tax

     Mexican corporate taxes have been calculated based on gross revenue deductions for all refining and smelting charges, direct operating costs, and all head office general and administrative costs; and depreciation deductions as follows:

..    All drilling/drifting capital costs are deducted immediately as Mexican Tax
     Rules treat these costs as operating costs;
..    All capital leasing costs are deducted immediately;
..    Infrastructure is deducted using the "lump sum" method at a single rate of
     57%;
..    All equipment (mining/plant/milling) is deducted using the "lump sum"
     method at a single rate of 77%;
..    All environmental costs and mine closures are deducted using the "lump sum"
     method at a single rate of 100%;
..    Administrative capital at 30% lump sum;
..    Air transport capital costs at 25% lump sum;
..    Non-operating capital at 30% lump sum;
..    Total "new capital" depreciation amounts to US$47.2 million out of a total
     "new" capital cost of US$52.9 million;
..    In addition, Luismin has available US$12 million in depreciation pools created by capital expenditures incurred prior to 2002. These depreciation pools cover the period from 2002 to 2006. WGM has extrapolated another US$3.5 million depreciation pool to cover the years 2007 through 2008; and
..    Finally, Luismin has US$41 million for losses carried forward that may be carried forward for up to ten years from the year that they were incurred.

     Based on Ernst & Yonge's Corporate Tax Guide - January 2002, the current corporate tax rate in Mexico is 35% (in 2002), decreasing to 32% in 2005.

Economic Model

     WGM prepared an economic model of the Luismin mining operations for the period from 2002 to 2008 based on the proven and probable mineral reserves only, in accordance with National Instrument 43-101 and is designed to demonstrate that these reserves can be mined and processed with positive net cash flow. This should not be construed as a valuation of the project nor should it be perceived as a feasibility study. Historically, Luismin sustained the operations with the conversion of a high percentage of inferred mineral resources to mineral reserves and, on that basis, Luismin currently has a capital investment plan to reduce operating costs and increase production. If future operations were to be limited only to the current proven and probable mineral reserve base, the current capital expenditure plan would be considerably reduced.

     To reflect the economics of the operation, WGM adjusted some capital costs to reflect the end of operations when the current proven and probable reserve base is depleted. Appropriate capital costs identified by the SRK review of the environmental deficiencies have been retained as well as sustaining costs for the operations. The parameters used in the model are:

..    The capital costs are based on the mine expansion costs estimated by
     Luismin and on the average of the range of the costs estimated by SRK for the environmental work. Some of the capital costs that are directly related to inferred mineral resources have not been included;
..    The operating costs are derived from Luismin's 2001 operating costs with adjustments by WGM to reflect future anticipated changes;
..    The production schedule including tonnages, grades and recoveries are based on data supplied by Wheaton River and Luismin, modified by WGM as appropriate;
..    All dollars are constant dollars (i.e. no inflation). Additionally, WGM has assumed in the model that changes in the Mexican peso exchange rate would be offset by changes in precious metal prices;
..    The base gold price is US$300 per ounce (US$9.65 per gram) and the base silver price is US$4.70 per ounce (US$151.11 per kilogram);
..    The exchange rate of US$ to Mexican pesos is US$1.00 equivalent to 9.10
     Mexican pesos;
..    Smelting and refining costs are based on Luismin's contract with Johnson
     Matthey plus WGM's estimate of shipping costs;
..    General & administrative costs are comprised of Luismin's head office expenses in Durango that include central engineering, safety and environmental costs. WGM has allocated these costs (based on tonnage mined) back to each project in order to determine the profitability of each project;
..    Income taxes are not included in the base case; and
..    The profit-sharing tax has been set to nil as discussed above under the heading "Economic Analysis and Taxation - Taxation".

     The Luismin operations provide an undiscounted net cash flow ("NCF") of US$34.5 million based on mining of only the proven and probable mineral reserves. The discounted NCF is US$32.5 million at a discount rate of 2.5%, US$30.7 million at a discount rate of 5%, US$29.1 million at a discount rate of 7.5% and US$27.6 million at a discount rate of 10%. All discounted cash flows have been calculated at mid-year point. The results demonstrate that positive cash flow can be generated by mining and processing of the proven and probable mineral reserves when the acquisition costs are not considered in the analysis.

     The production schedule used in the model is based on mining all of the current proven and probable mineral reserves over a seven year period. There is no provision in the model for any future mineral reserves delineated by Luismin's ongoing exploration.

     The current Luismin mine plan includes inferred mineral resources and an expansion plan to reduce operating costs and increase production. For the purposes of this economic analysis, WGM has modified Luismin's mine plan by removing the inferred mineral resources from the mining schedule as well as some of the expansion capital required. WGM has included the necessary capital for environmental mitigation. WGM has assumed that the remaining mine closure costs would be offset by the equipment salvage value in this analysis.

 YEAR      SILVER PRODUCTION  GOLD PRODUCTION  NET REVENUE     TOTAL OPERATING      NET CASH FLOW TO
------     -----------------  ---------------  -----------   -------------------  --------------------
                                                                    COSTS         PROJECT BEFORE TAXES
                                                             -------------------  --------------------
           (Oz IN THOUSANDS)        (Oz)                     (US$ IN THOUSANDS)
2002                   6,636           96,281       58,510                39,500                 3,665
2003                   6,567           95,253       57,896                37,996                 9,183
2004                   5,909           90,477       53,568                34,178                11,768
2005                   2,767           48,869       27,050                15,512                 6,503
2006                   2,011           20,445       15,156                 9,300                 1,564
2007                   2,011           20,445       15,156                 8,300                 3,304
2008                   1,555           15,814       11,723                 6,873                (1,506)

     In addition to the analysis of the base case of the Luismin operations, WGM tested the sensitivity of the NCF from the combined operations calculated by the model to the following components: silver price, gold price, combined silver and gold prices, operating costs and capital costs. Each component was adjusted by +/-7_% and +/-15% of its base case value and the NCF was then calculated. The results of this sensitivity analysis are shown in the following table:

    SENSITIVITY OF NET PRE-TAX CASH FLOW TO CHANGES IN METAL PRICES AND COSTS
                 (BASED ON PROVEN AND PROBABLE MINERAL RESERVES)
                                (US$ IN MILLIONS)

CHANGE     SILVER PRICE  GOLD PRICE  SILVER AND GOLD PRICES  OPERATING COSTS  CAPITAL COSTS
------     ------------  ----------  ----------------------  ---------------  -------------
-15.0              15.2        17.1                    -2.3             57.2           42.3
-7.5               24.8        25.8                    16.1             45.9           38.4
Base               34.5        34.5                    34.5             34.5           34.5
+7.5               44.1        43.2                    52.9             23.1           30.6
+15.0              53.8        51.9                    71.2             11.7           26.6

            PERCENTAGE CHANGE IN NET CASH FLOW COMPARED TO BASE CASE
                 (BASED ON PROVEN AND PROBABLE MINERAL RESERVES)

CHANGE     SILVER PRICE  GOLD PRICE  SILVER AND GOLD PRICES  OPERATING COSTS  CAPITAL COSTS
------     ------------  ----------  ----------------------  ---------------  -------------
-15.0             -56.0%      -50.5%                 -106.6%           +66.0%         +22.8%
-7.5              -28.0%      -25.3%                  -53.3%           +33.0%         +11.4%
Base                  0%          0%                      0%               0%             0%
+7.5              +28.0%      +25.3%                  +53.3%           -33.0%         -11.4%
+15.0             +56.0%      +50.5%                 +106.6%           -66.0%         -22.8%

     The project is very sensitive to metal prices and with a change of +15% in metal prices the NCF increases by 106.6%. In addition, the change in the price of silver has a greater effect than the change in the price of gold. For example, a 15% increase in the price of silver increases the NCF by 56% while a 15% increase in the price of gold increases the NCF by 50.5%.

     Finally, while changes in operating costs have approximately the same effect as changes in the price of silver, a 15% decrease in the price of silver reduces the NCF by 56%, while a 15% increase in operating costs reduces the NCF by 66%.

     By comparison, changes in capital costs have a much smaller effect on the NCF, i.e. a 15% increase in capital costs reduces the NCF by 23%.

PRELIMINARY ASSESSMENT

     WGM believes that a more representative analysis of the economics of future Luismin operations can be made by projecting the operating plan over a ten year period. Wheaton River intends to initiate a capital expenditure program to mitigate the recognized environmental issues which will burden the operations in the initial period with higher than normal capital costs.

     To more accurately reflect the return that can be expected for the capital expenditure currently planned, the ten year economic analysis requires the inclusion of inferred mineral resources in the latter part of the period. In total, 68% of planned production in the ten year analysis is based on inferred mineral resources. There is no assurance that the inferred mineral resources will be converted to mineral reserves.

     Mineral resources are not mineral reserves and do not have demonstrated economic viability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven and mineral reserves as a result of continued exploration. The ten year economic analysis is a preliminary assessment which is preliminary in nature and includes inferred mineral resources that are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves. There is no certainty that the preliminary assessment will be realized.

     WGM's conclusion that a ten year economic analysis for the Luismin operations that includes inferred mineral resources is appropriate is based on the following:

..    Production has been sustained from the San Dimas deposits for more than 200 years;
..    Luismin has been successfully conducting the mine operations at San Dimas for 18 years;
..    Capital investment of approximately US$25 million is currently planned by
     Luismin for a 30% production increase over the next 5 years (2002 to 2006);
..    WGM believes that Luismin has successfully demonstrated that there is a high probability that inferred mineral resources will be converted into mineral reserves;
..    In the main production area at San Dimas, Luismin has been able to achieve a conversion of about 90% of the inferred mineral resources into mineral reserves;
..    In the secondary production areas at San Martin and La Guitarra, Luismin has been able to achieve more than 100% conversion of inferred mineral resources into mineral reserves;
..    Luismin operating practice has been to convert mineral resources into mineral reserves after drifting in the mineralization and completion of sampling and mining of the headings; and
..    Due to the combination of ever expanding production requirements, limited access to capital, the well understood geology and economic zone of the mineralization, and the historical success of the operations, Luismin has not supported their mine development and mineral reserve definition with a high level of diamond drilling prior to mining. This has resulted in a disproportionate level of mineral reserve definition prior to mining.

     The Luismin mines are currently on a significant capital investment program that will consolidate production, upgrade tailings management at all mines and achieve a lower cost structure in the future operations. These capital expenditures have been included in this preliminary assessment. WGM believes that an economic analysis of Luismin for any period less than ten years is not completely representative of the financial state of the Luismin operations.

     The planned production consolidation at San Dimas involves the termination of the smaller milling operation at San Antonio into a central milling facility at Tayoltita which is necessary due to exhaustion of tailings storage capacity at San Antonio. Capital expenditure to achieve this consolidation has already been committed and is included in the ten year analysis.

     The ten year preliminary assessment of Luismin's operations that includes inferred mineral resources shows an undiscounted NCF before taxes of US$148.5 million compared to US$34.5 million that is indicated by the seven year model based only on proven and probable mineral reserves.

 YEAR      SILVER PRODUCTION  GOLD PRODUCTION  NET REVENUE     TOTAL OPERATING      NET CASH FLOW TO
------     -----------------  ---------------  -----------   -------------------  --------------------
                                                                    COSTS         PROJECT BEFORE TAXES
                                                             -------------------  --------------------
           (Oz IN THOUSANDS)        (Oz)                     (US$ IN THOUSANDS)
2002                   6,642           96,488       58,601                39,500                 2,583
2003                   6,598           97,748       58,779                38,452                 1,507
2004                   7,960           90,072       62,620                39,164                12,044
2005                   8,494           93,176       65,954                40,075                14,992
2006                   9,559          104,703       74,191                43,838                17,279
2007                   9,313          100,430       71,807                43,847                15,617
2008                   9,067           96,071       69,398                43,856                13,789
2009                   9,067           96,071       69,398                43,817                13,721
2010                   9,067           96,071       69,398                43,828                13,319
2011                   9,067           96,071       69,398                43,840                10,313

     In addition to the preliminary assessment of the base case of the Luismin operations over a ten year period with inferred mineral resources included, WGM tested the sensitivity of the NCF from the combined operations calculated by the model with the following components: silver price, gold price, combined silver and gold prices, operating costs and capital costs. Each component was adjusted by +/-10% and +/-20% of its base case value and the NCF was then calculated. The results of this sensitivity analysis are shown in the following table:

    SENSITIVITY OF NET PRE-TAX CASH FLOW TO CHANGES IN METAL PRICES AND COSTS (BASED ON PROVEN AND PROBABLE MINERAL RESERVES AND INFERRED MINERAL RESOURCES)
                                (US$ IN MILLIONS)

CHANGE     SILVER PRICE  GOLD PRICE  SILVER AND GOLD PRICES  OPERATING COSTS  CAPITAL COSTS
------     ------------  ----------  ----------------------  ---------------  -------------
-20.0              68.9        90.5                    11.0            232.5          168.7
-10.0             108.7       119.5                    79.7            190.5          158.6
Base              148.5       148.5                   148.5            148.5          148.5
+10.0             188.3       177.5                   217.3            106.5          138.4
+20.0             228.1       206.5                   286.0             64.5          128.3

            PERCENTAGE CHANGE IN NET CASH FLOW COMPARED TO BASE CASE
 (BASED ON PROVEN AND PROBABLE MINERAL RESERVES AND INFERRED MINERAL RESOURCES)

CHANGE     SILVER PRICE  GOLD PRICE  SILVER AND GOLD PRICES  OPERATING COSTS  CAPITAL COSTS
------     ------------  ----------  ----------------------  ---------------  -------------
-20.0%            -53.6%      -39.0%                  -92.6%           +56.6%         +13.6%
-10.0%            -26.8%      -19.5%                  -46.3%           +28.3%          +6.8%
Base                  0%          0%                      0%               0%             0%
+10.0%            +26.8%      +19.5%                  +46.3%           -28.3%          -6.8%
+20.0%            +53.6%      +39.0%                  +92.6%           -56.6%         -13.6%

     The project is very sensitive to metal prices and with a change of +20% in metal prices the NCF increases by 92.6%. In addition, the change in the price of silver has a greater effect than the change in the price of gold. For example, a 20% increase in the price of silver raises the NCF by 53.6% while a 20% increase in the price of gold increases the NCF by 39%.

     Finally, while changes in operating costs have approximately the same effect as changes in the price of silver, a 20% increase in silver price adds 53.6% to the NCF, while a 20% increase in operating costs reduces the NCF by 56.6%.

     By comparison, changes in capital costs have a much smaller effect on the NCF, i.e. a 20% increase in capital costs reduces the NCF by 13.6%.

ECONOMIC ANALYSIS OF THE LUISMIN PURCHASE PRICE

     An analysis of the purchase price has been completed by the Company. The purchase price was allocated between the production, resources remaining after production and the exploration properties. The portion allocated to the production was then evaluated by including it as a cost in the year 2002 in the economic analysis and preliminary assessment prepared by WGM.

     The key parameters in the analysis are outlined below:

..    metal prices were assumed to be US$300 per ounce for gold and US$4.70 per ounce for silver. The gold equivalence was 63.83 ounces of silver = 1 ounce of gold;
..    Luismin purchase price was assumed to be US$82.5 million plus an additional
     US$7.5 million for any silver price sensitivities where silver exceeded
     US$5 per ounce;
..    in addition to the purchase price, there were $3.2 million in costs incurred by the Company with respect to the transaction which have been added to the acquisition cost;
..    proven and probable mineral reserves contain 880,000 gold equivalent ounces;
..    inferred mineral resources contain 3.9 million gold equivalent ounces;
..    inferred mineral resources which were not included in the production plan were valued at US$6 per ounce in the ground; and
..    the exploration properties acquired in connection with the Luismin
     Acquisition were assigned a value of US$2 million.

Case 1:  Proven and Probable Reserves Only

     With only the proven and probable reserves in the production schedule there are 3.9 million gold equivalent ounces in the inferred mineral resources remaining after the production schedule. These resources were assigned a value of US$23.4 million which was deducted from the purchase price. A further US$2 million for the exploration properties was deducted from the purchase price. The portion of the purchase price allocated to the proven and probable mineral reserves was US$60.3 million. For silver prices in excess of US$5 per ounce this was increased by US$7.5 million to account for the silver price adjustment.

     Using the economic analysis from the WGM Report and the purchase price assumptions as outlined above, the project would have a pre-tax undiscounted NCF value of (US$25.8 million) and an net present value ("NPV") at 5% of (US$28.2 million).

     On an undiscounted basis, a 13% increase in combined metal prices would be required for a breakeven cash flow, including the silver price adjustment in the purchase price.

     The Company did not consider that the investment would have a positive cash flow based on only the proven and probable reserves. The Company based its decision to acquire Luismin on the longer term production using inferred mineral resources as well as the proven and probable mineral reserves.

     Table 1 below shows the NPV of the purchase price for a range of discount rates and Table 2 below shows the undiscounted cash flow sensitivity to changes in metal prices, operating costs and future capital costs.

Case 2: Ten Year Preliminary Assessment Including Inferred Mineral Resources

     In the ten year preliminary assessment including inferred mineral resources there are 1.6 million gold equivalent ounces remaining after the production schedule. These resources were assigned a value of US$9.6 million. A further US$2 million for the exploration properties was deducted from the purchase price. The portion of the purchase price allocated to the ten year production model was US$74.1 million. For silver prices in excess of US$5 per ounce the purchase price was increased by US$7.5 million to account for the silver price adjustment.

     In total, 68% of planned production in the ten year analysis is based on inferred mineral resources. There is no assurance that the inferred mineral resources will be converted to mineral reserves.

     Mineral resources are not mineral reserves and do not have demonstrated economic viability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven and mineral reserves as a result of continue exploration. The ten year economic analysis is a preliminary assessment which is preliminary in nature and includes inferred mineral resources that are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves. There is no certainty that the preliminary assessment will be realized.

     Using the preliminary assessment of the ten year production plan from the WGM Report and the purchase price assumptions as outlined above, the project would have a pre-tax undiscounted NCF value of US$74.4 million and an NPV at 5% of US$39.1 million. The IRR is 14%.

     Table 1 below shows the NPV of the purchase price for a range of discount rates and Table 2 below shows the pre-tax undiscounted cash flow sensitivity to changes in metal prices, operating costs and future capital costs.

Table 1:  NPV of Cashflow from Operations based on Allocated Purchase Price

                                NPV OF CASH FLOW

                         CASE 1 - PROVEN AND
         INTEREST RATE    PROBABLE RESERVES    CASE 2 - TEN YEAR LIFE
         -------------   -------------------   ----------------------
                               PRE-TAX                 PRE-TAX
                                       (US$ IN MILLIONS)
         0                       -25.8                  74.4
         2.5%                    -27.1                  55.0
         5%                      -28.2                  39.2
         7.5%                    -29.1                  26.0
         10%                     -29.9                  15.1

Table 2: Allocated Purchase Price Sensitivity - Proven and Probable Reserves
Only

                       UNDISCOUNTED PRE-TAX NET CASH FLOW

                  SILVER    GOLD  SILVER AND GOLD  OPERATING  CAPITAL
          CHANGE   PRICE   PRICE       PRICES        COSTS     COSTS
          ------  ------   -----  ---------------  ---------  -------
                                       (US$ IN MILLIONS)
          -15.0%   -45.1   -43.2        -62.6          -3.1    -18.0
          -7.5%    -35.5   -34.5        -44.2         -14.4    -21.9
          Base     -25.8   -25.8        -25.8         -25.8    -25.8
          +7.5%    -23.7   -17.1        -14.9         -37.2    -29.7
          +15.0%   -14.0    -8.4          3.4         -48.6    -33.7

Table 3: Allocated Purchase Price Sensitivity - Ten Year Preliminary Assessment Including Inferred Resources

                       UNDISCOUNTED PRE-TAX NET CASH FLOW

                  SILVER    GOLD  SILVER AND GOLD  OPERATING  CAPITAL
          CHANGE   PRICE   PRICE       PRICES        COSTS     COSTS
          ------  ------   -----  ---------------  ---------  -------
                                       (US$ IN MILLIONS)
          -15.0%    -5.2    16.4         -63.1        158.4     94.6
          -7.5%     34.6    45.4           5.6        116.4     84.5
          Base      74.4    74.4          74.4         74.4     74.4
          +7.5%    106.7   103.4         135.7         32.4     64.3
          +15.0%   146.5   132.4         204.4         -9.6     54.2

BELLAVISTA PROJECT

Introduction

     The Bellavista Project is a proposed heap leach gold mining operation located in Costa Rica. Wheaton River purchased its 100% ownership interest in the Bellavista Project from Minera Rayrock Inc. ("Minera Rayrock") in October 1997. A $1,000,000 payment is required to be made by Wheaton River upon the commencement of commercial production at Bellavista. In May 2002, the Company entered into a non-binding letter of intent to sell the Bellavista Project which was subsequently terminated.

     In June 2002, the Government of Costa Rica issued an executive decree which placed a complete moratorium on new open-pit mining projects. The decree included the statement that the existing legal rights of projects already approved would be respected. The Company does not intend to further advance the Bellavista Project at this time. Although the Company obtained the key environmental operating permit for the Bellavista Project in January 2001 and the taxation exemptions under the Costa Rican free zone legislation in May 2001, there can be no assurance that the Costa Rican government will permit future development of the Bellavista Project.

Property Description and Location

     The Bellavista Project property is located within the First District (Miramar), Fourth Canton (Montes de Oro) in the town of Puntarenas, Republic of Costa Rica, approximately 70 kilometres west northwest of the capital city of San Jose and about 3 kilometres northeast of the town of Miramar. By road, the mine site is 120 kilometres from San Jose with a driving time of about 2.5 hours. The town of Miramar is the administrative seat of the Canton and has a population of about 5,000 people.

     Metales Procesados MRW S.A. ("Metales"), a subsidiary of Wheaton River, and subsidiaries of Metales, own the surface rights to 29 land parcels totalling 1,080 hectares, of which 627 hectares are in the mine site area and 453 hectares are in the Agua Buena area. All of the land holdings are situated in the Montes de Oro Canton of the town of Puntarenas. The holdings cover all of the land essential for the proposed open pit, country rock dump, heap leach pads, ponds, recovery plant, crushing plant, mill and other required facilities such as warehouses, shops and offices. Some additional land acquisitions may occur to improve access.

Project Concessions and Permits

     The Bellavista Project mineral concession and permit rights are held by Rio Minerales and cover a contiguous area totalling 40 square kilometres. The Bellavista mineral rights comprise two exploitation concessions, one exploitation concession under application, two exploration permits and one exploration permit under application.

Environmental and Permitting

     There are no recognized environmental liabilities currently existing on the Bellavista property. The previous mine workings were limited in extent and waste dumps are relatively small.

     Both the exploration and exploitation concessions carry an obligation for the preparation of an environmental impact study (an "EIS") for submission to the Government of Costa Rica. The Costa Rican Environmental Bureau approved the Company's EIS on January 30, 2001. However, in light of the recent moratorium placed on new open-pit mining projects, there can be no assurance that the Government of Costa Rica will permit future development of the Bellavista Project.

     Although Wheaton River now has the right to mine and begin earthwork construction, there are a number of permits that will be required for the development and operation of the project. The main permits that must be obtained for the construction and development of the project are as follows: construction; forestry; public roads; stream diversion; beneficiation plant; municipal permit; power generation; work and safety; transport of workers and cargo; use of explosives; transport, storage and use of dangerous goods; and export of gold.

History

     Gold has been produced from the Bellavista and adjacent Montezuma deposits since the late 1800s. Historical production from underground mining operations prior to 1914 is believed to be approximately 80,000 to 100,000 ounces of gold from underground gold-quartz veins, largely from the Montezuma deposit.

     During the period from 1984 to 1996, Minera Rayrock and its predecessor corporations spent more than US$14,000,000 on several large programs of drilling and exploration, bulk sampling and metallurgical test work, as well as on many engineering studies relating to specific aspects of the project. In addition, the surface lands for the project were purchased by Minera Rayrock at a cost of more than US$1,000,000.

     When Wheaton River purchased the project from Minera Rayrock in 1997 it engaged Bikerman Engineering and Technology Associates, Inc. to carry out a pre-feasibility study based on an open-pit mine and heap leach gold recovery system. The pre-feasibility study was completed in April 1998.

     Upon completion of this pre-feasibility study, Wheaton River undertook the compilation of a detailed feasibility study (the "Bellavista Feasibility") which was completed in April 1999. An independent technical review of the Bellavista Feasibility was completed by Pincock Allen & Holt which substantially confirmed the conclusions of the Bellavista Feasibility which was done at US$325 per ounce of gold.

     Wheaton River received the key environmental operating permit for the Bellavista Project in January 2001 and its taxation exemptions under the Costa Rican free zone legislation in May 2001. The Company does not intend to further advance the Bellavista Project at this time.

GOLDEN BEAR MINE

     Wheaton River owns the Golden Bear Mine which is located in northwestern British Columbia. The Golden Bear Mine was a seasonal operation that operated from about April to October annually. All mining was completed at the end of the 2000 operating season. In 2001, 88,943 tonnes of the Kodiak B stockpiled ore grading 8.8 grams of gold per tonne were crushed and stacked, but the main activity was leaching the ore stacked on the Totem Creek pad from the 2001 and previous seasons. The Golden Bear Mine produced 33,711 ounces in 2001, its last year of commercial production. Reclamation activities began in 2000 and have continued through 2001. Reclamation is anticipated to continue until 2006 and consists of activities such as the removal of plant and equipment, re-sloping of dumps, re-vegetation and closure of the access road. The remaining reclamation costs at the Golden Bear Mine site as at March 31, 2002 are estimated to be approximately $4,440,000. Funding will be provided from a reclamation deposit and cash held by the government under a safekeeping agreement totalling $2,472,000, sale of mine site equipment with a carrying value of $700,000 and the balance from working capital.

     Reclamation of the Golden Bear Mine will continue in 2002. During the process of rinsing the heap leach pads in 2002 the operation is expected to produce approximately 3,000 ounces of gold that, together with the sale of the mine assets, will be used to offset reclamation costs.

                                     ITEM 4
          SELECTED CONSOLIDATED FINANCIAL INFORMATION FOR WHEATON RIVER

     The following tables set forth selected consolidated financial information of the Company for the financial years ended December 31, 2001, 2000 and 1999. The following summary of selected consolidated financial information is derived from, should be read in conjunction with and is qualified in its entirety by reference to the Company's consolidated financial statements, including the notes thereto, and Management's Discussion and Analysis of Results of Operations and Financial Condition included in the Company's prospectus dated August 14, 2002 which can be viewed at www.sedar.com.

STATEMENT OF OPERATIONS DATA
   (CANADIAN $ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                        YEARS ENDED DECEMBER 31
                                     -----------------------------
                                        2001      2000      1999
                                     ---------  --------  --------
   Sales...........................  $  14,358  $ 45,587  $ 33,303
   Earnings from mining operations.      2,395    14,161    11,469
   Net earnings (loss).............    (24,074)   12,306     7,616
   Basic and diluted earnings
    (loss) per share...............      (0.45)     0.24      0.19

BALANCE SHEET DATA
   (CANADIAN $ IN THOUSANDS)

                                      AS AT DECEMBER 31
                                     ------------------
                                       2001      2000
                                     --------  --------
   Total Assets....................  $ 33,795  $ 49,331
   Total Liabilities...............     7,796     5,902
   Shareholders' Equity............    25,999    43,429

DIVIDENDS

     The Company currently intends to retain future earnings, if any, for use in its business and does not anticipate paying dividends on the common shares (the "Common Shares") in the capital of the Company in the foreseeable future. Any determination to pay any future dividends will remain at the discretion of the Company's board of directors and will be made taking into account its financial condition and other factors deemed relevant by the board. The Company has not paid any dividends since its incorporation.

      SELECTED CONSOLIDATED AND COMBINED FINANCIAL INFORMATION FOR LUISMIN

     The following tables set forth selected consolidated and combined financial information of Luismin for the financial years ended December 31, 2001, 2000 and 1999. This financial information includes not only the consolidated Luismin information but additional information relating to exploration properties purchased that were not owned by Luismin until April 2002. This information is presented as if the purchase of the exploration properties had occurred on January 1, 1999. The following summary of selected consolidated and combined financial information is derived from, should be read in conjunction with and is qualified in its entirety by reference to Luismin's consolidated and combined financial statements, including the notes thereto included in the Company's prospectus dated August 14, 2002 which can be viewed at www.sedar.com.

STATEMENT OF OPERATIONS DATA
   (CANADIAN $ IN THOUSANDS)

                                          YEARS ENDED DECEMBER 31
                                    ----------------------------------
                                       2001        2000         1999
                                    ----------  ----------   ---------
   Sales........................... $  105,263  $   96,723   $ 110,031
   Earnings from mining operations.     33,742      22,396      37,233
   Net earnings (loss).............     11,276      (7,622)       (922)

BALANCE SHEET DATA
   (CANADIAN $ IN THOUSANDS)

                                      AS AT DECEMBER 31
                                    --------------------
                                       2001       2000
                                    ---------  ---------

   Total Assets.................... $ 150,618  $ 146,404
   Total Liabilities...............    70,478    143,699
   Shareholders' Equity............    80,140      2,705

              SELECTED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     The following summary of pro forma consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the combined results of operations of the consolidated company and is derived from, and should be read in conjunction with and is qualified in its entirety by reference to, the historical consolidated financial statements of Wheaton River and the consolidated and combined financial statements of Luismin, including the notes thereto, included in the Company's prospectus dated August 14, 2002 which can be viewed at www.sedar.com. The pro forma consolidated statement of operations for the year ended December 31, 2001 and for the three months ended March 31, 2002 assume that the Luismin Acquisition was completed on January 1, 2001. The pro forma consolidated balance sheet as at March 31, 2002 assumes that the Luismin Acquisition was completed on March 31, 2002.

STATEMENT OF OPERATIONS DATA
   (CANADIAN $ IN THOUSANDS)

                                      THREE MONTHS     YEAR ENDED
                                     ENDED MARCH 31   DECEMBER 31
                                     --------------  --------------
                                          2002            2001
                                     --------------  --------------
                                       (UNAUDITED)     (UNAUDITED)

Sales..............................  $       25,495  $      119,621
Earnings from mining operations....           9,225          36,137
Net earnings (loss)................           6,233         (12,316)

BALANCE SHEET DATA
   (CANADIAN $ IN THOUSANDS)

                                     AS AT MARCH 31
                                     --------------
                                          2002
                                     --------------
                                       (UNAUDITED)

   Total Assets....................  $      222,359
   Total Liabilities...............          65,588
   Shareholders' Equity............         156,771

                                     ITEM 5
                 MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                      OF OPERATIONS AND FINANCIAL CONDITION

The following discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes thereto which appear in the Company's prospectus dated August 14, 2002 which can be viewed at www.sedar.com. All figures are in Canadian dollars unless otherwise noted.

INTRODUCTION

     Wheaton River's only operation was the Golden Bear Mine in British Columbia. This mine was seasonal and operated from about April to October annually, producing most of its gold in the third quarter of each year. 2001 was the final year of commercial production from this mine at which time the mineral reserves were exhausted.

     The Company also owns the Bellavista Project in Costa Rica. The Company completed the Bellavista Feasibility in 1999 that included a mine plan with production of 436,000 ounces of gold over seven years. The Company obtained the main environmental operating permit for the project in January 2001, however, in light of the recent moratorium placed on new open-pit mining projects, there can be no assurance that the Government of Costa Rica will permit future development of the Bellavista Project.

     On June 19, 2002 the Company acquired all of the outstanding shares of Luismin, which is one of Mexico's largest producers of gold and silver. See "Outlook" below.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

     Gold production from the Golden Bear Mine decreased by 60,811 ounces or 64% to 33,711 ounces in 2001 from 94,522 ounces in 2000. Production declined in 2001 because mining was completed at Golden Bear in 2000 when the ore was depleted and production in 2001 was limited to stockpiled ore and from ore previously placed on the leach pad.

     Sales decreased by $31,229,000 or 69% to $14,358,000 in 2001 compared to $45,587,000 in 2000. The decrease resulted from the 64% production decrease and an average realized gold price of US$278 per ounce in 2001 compared to US$325 per ounce in 2000. The 2001 realized price declined by US$47 per ounce or 14% due to lower spot gold prices and fewer forward sales contracts in 2001.

     Cost of sales decreased 65% in 2001 to $8,688,000 from $24,733,000 in 2000.
Total gold production decreased 64% during this period. The decrease in cash operating costs to US$167 per ounce for 2001 from US$176 per ounce in 2000 was a result of improved gold recoveries and lower labour, supplies, maintenance and administrative costs.

     Depreciation and depletion decreased in 2001 to $516,000, compared to $5,232,000 in 2000. Depreciation and depletion was much lower in 2001 since most asset costs had been depreciated in prior years to reflect greater production during those years.

     Reclamation and mine closure costs recorded in 2001 were $2,416,000 which included $1,942,000 accrued for leach pad rinsing which will occur at the Golden Bear Mine in 2002. There were no reclamation and mine closure costs accrued in 2000.

     General and administrative expense increased by 83% to $4,010,000 in 2001 compared to $2,197,000 in 2000. The 2001 increase was principally due to non-recurring consulting and legal expenses.

     During 2001, Wheaton River incurred aggregate non-cash write-downs of $21,387,000 in respect of the carrying value of its mineral properties. Included were write-downs of the George Lake Project in the amount of $3,692,000 and the Red Mountain Project for $1,184,000 to recognize the net realizable value on sale of these projects. The Bellavista Project was also written down by $16,190,000 to reflect the low spot and forward gold prices during 2001. General exploration costs were written down by $321,000 in 2001. During 2000, a $301,000 write-down was recorded in respect of general exploration.

     Wheaton River incurred a one-time restructuring expense of $2,392,000 in 2001 due to the closure of the Toronto office and the severance costs associated with downsizing the operating personnel in Vancouver.

     Other income increased by 53% to $1,625,000 in 2001 from $1,063,000 in 2000. The 2001 amounts included interest income of $894,000, a $476,000 gain on the sale of Golden Bear Mine equipment and $255,000 which represents mostly foreign exchange. The 2000 balance included interest income of $866,000, a gain on sale of marketable securities of $18,000, a $217,000 gain on sale of Golden Bear Mine equipment and other losses of $38,000.

     Wheaton River incurred a net loss of $24,074,000 or $0.45 per share in 2001 compared to net earnings of $12,306,000 or $0.24 per share in 2000.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

     Net earnings of $12,306,000 or $0.24 per share in 2000 was an increase of $4,690,000 over the 1999 net earnings of $7,616,000 or $0.19 per share.

     Sales in 2000 increased by 37% to $45,587,000, compared to $33,303,000 in 1999. Gold production from the Golden Bear Mine increased by 23,233 ounces to 94,522 ounces for 2000 compared with the prior year. The increased production in 2000 resulted from an early start to the operating season in March, higher grade ore mined from the Ursa deposit and commencement of mining from the Kodiak B deposit. Realized prices increased to US$325 per ounce for the year or a 4% increase over the US$314 price realized in 1999. Hedging activities contributed only US$46 per ounce in 2000 compared to a contribution of US$51 per ounce in 1999. Cost of sales increased 55% in 2000 to $24,733,000, compared to $16,004,000 in 1999. This increase was a result of increased production and higher costs per ounce from the Kodiak B deposit. The increase in cash operating costs per ounce to US$176 per ounce for 2000 from US$152 per ounce in 1999 was a result of the higher costs in underground mining associated with the Kodiak B deposit. Earnings from mining operations were $14,161,000 during the year compared with $11,470,000 a year earlier.

     Interest and financing expense in 2000 was down 85% to $42,000, compared to $279,000 in 1999, due to reduced financing fees. General and administrative expense increased by 8% to $2,197,000, compared to $2,033,000 in 1999, as a result of increases in several expense categories including accounting and legal fees, annual report costs, filing fees and capital taxes. Mineral properties written down in 2000 decreased by 80% to $301,000, compared to $1,495,000 in 1999. During 1999 the East Low Grade Stockpile and Grizzly zone on the Golden Bear properties were determined to have no economic value while in 2000 only project investigation costs were written down.

LIQUIDITY AND CAPITAL RESOURCES

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

     Cash decreased by $14,816,000 in 2001 and resulted in a balance of $2,765,000 at December 31, 2001 compared to $17,581,000 in 2000. The cash decrease in 2001 resulted largely from a $20,737,000 investment in short-term money market instruments, which is classified on the balance sheets separately from cash.

     Operating activities generated $3,350,000 in 2001 compared to $15,819,000 in 2000.

     Financing activities provided $5,572,000 during 2001 and consisted of a special warrant private placement and share issues less issue costs and share repurchases. In 2000 share issues less repurchases provided $59,000.

     Investing activities in 2001 required $24,104,000 and included $20,737,000 in short-term money market instruments, $2,638,000 for mineral properties and $729,000 in reclamation deposits. Mineral property expenditures comprised $2,065,000 to advance the Bellavista Project, $168,000 for work on the Red Mountain Project and $405,000 for other project costs and new project investigation. In 2000 investing activities required $10,594,000, mostly for mineral properties. Mineral property expenditures in 2000 totalled $10,162,000 and included $4,996,000 for construction, engineering and permitting to advance the Bellavista Project, $839,000 for work on the Red Mountain Project and $3,931,000 for development of the Kodiak B deposit. In addition, the Red Mountain acquisition cost was $523,000.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

     Cash increased by $5,244,000 in 2000 and resulted in a balance of $17,581,000 at December 31, 2000 (1999 - $12,337,000). Operating activities generated $15,819,000 in 2000 compared to $13,194,000 in 1999.

     Financing activities during 2000 consisted of share issues less repurchases that provided $59,000 while in 1999 net share repurchases required $173,000.

     Investing activities in 2000 required $10,594,000 (1999 - $6,292,000).
Mineral property expenditures in 2000 totalled $10,162,000 and included $4,996,000 for construction, engineering and permitting to advance the Bellavista Project, $839,000 for work on the Red Mountain Project and $3,931,000 for development of the Kodiak B deposit. In addition, the Red Mountain acquisition cost was $523,000. Mineral property expenditures in 1999 totalled $5,534,000 and included $3,171,000 to advance the Bellavista Project, $1,714,000 on Golden Bear Mine construction, and $584,000 on exploration. In early 1999 the Company acquired additional shares of Kit for $717,000 that raised its ownership interest to approximately 23%.

OUTLOOK

     On June 19, 2002 the Company acquired all of the outstanding shares of Luismin. Luismin owns five mining properties that have produced over 730,000 ounces of gold and 51.5 million ounces of silver since 1991. Production in 2001 totalled 98,000 ounces of gold and 5.75 million ounces of silver, making it the fourth largest producer of gold and third largest producer of silver in Mexico.

     Under the Luismin Purchase Agreement, Wheaton River acquired Luismin from a subsidiary of Sanluis in exchange for consideration of US$55,160,000 in cash and 9,084,090 common shares of Wheaton River and advanced US$19,840,000 to Luismin which Luismin used to repay all of its outstanding bank debt. No terms have been defined for this advance. An additional 11,355,113 common shares of Wheaton River will be issued if the price of silver averages US$5 or more per ounce over a period of 60 consecutive trading days prior to June 19, 2004. In May 2002, the Company announced the completion of a private placement to finance the Luismin Acquisition whereby 110,000,000 special warrants of Wheaton River (the "Special Warrants") were issued and sold at a price of $1.15 per Special Warrant for aggregate gross proceeds of $126,500,000. The Special Warrants are exercisable, for no additional consideration, into units consisting of Common Shares and Common Share purchase warrants ("Warrants").

     The Company continues to hold the Bellavista Project. This project is permitted and sufficiently engineered that it could be financed and developed in a short period if adequate gold prices are obtained. The Bellavista Feasibility estimates the project will produce 436,000 ounces of gold based on a gold price of US$325 per ounce. Total cash costs, calculated in accordance with Gold Institute standards, are expected to be US$179 per ounce. Construction costs are estimated at US$28,000,000. No additional development is currently planned on the Bellavista Project and, in light of the recent moratorium placed on open-pit mining projects, there can be no assurance that the Government of Costa Rica will permit future development of the Bellavista Project.

     Reclamation of the Golden Bear Mine will continue in 2002. During the process of rinsing the heap leach pads in 2002 the operation is expected to produce approximately 3,000 ounces of gold that will be used to offset reclamation costs. The mine assets will be available for sale in 2002 and any proceeds will also be used to offset reclamation costs.

     The Company is committed to spend $1,670,000 on exploration eligible for flow-through expenditures in 2002 and has agreed to fund several Canadian exploration projects which will fulfill these obligations.

     The Company ended 2001 with net working capital of $27,681,000. These funds are available to acquire future assets.

                                     ITEM 6
                              MARKET FOR SECURITIES

     The Common Shares are listed and posted for trading on the Toronto Stock Exchange under the symbol "WRM". The Warrants issued upon exercise of the Special Warrants issued on May 30, 2002 are listed and posted for trading on the Toronto Stock Exchange under the symbol "WRM.WT."

                                     ITEM 7
                             DIRECTORS AND OFFICERS

     The following table sets forth the name, municipality of residence, position held with the Company, principal occupation and number of shares beneficially owned by each person who is a director and/or an executive officer of the Company. The statement as to the Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers hereinafter named is in each instance based upon information furnished by the person concerned and is as at July 31, 2002.

                                                                                         NUMBER OF COMMON SHARES
                                                                                           BENEFICIALLY OWNED,
                                                                                        DIRECTLY OR INDIRECTLY OR
         NAME AND                                                                         OVER WHICH CONTROL OR
 MUNICIPALITY OF RESIDENCE     POSITION WITH THE COMPANY       PRINCIPAL OCCUPATION        DIRECTION IS EXERCISED
----------------------------  ---------------------------  ---------------------------  -------------------------
Ian W. Telfer                 Chairman, Chief Executive    Chairman and Chief                          200,000/(3)/
West Vancouver, British       Officer and a Director       Executive Officer of
Columbia                      since May 2001               Wheaton River

Ian J. McDonald/(1)//(2)/     Director since March 1990    Chairman and Director of                    293,205/(4)/
Toronto, Ontario                                           Glencairn Explorations Ltd.

Frank Giustra/(1)//(2)/       Director since May 2001      Chairman of Endeavour                       800,000/(5)//(6)/
West Vancouver, British                                    Financial Corporation and
Columbia                                                   Chairman of Lions Gate
                                                           Entertainment Corp.

Neil Woodyer/(1)//(2)/        Director since May 2001      Managing Director of                            Nil/(6)/
West Vancouver, British                                    Endeavour Financial
Columbia                                                   Corporation

Antonio Madero                Director since June 2002     Chairman and Chief                              Nil
Mexico City, Mexico                                        Executive Officer of
                                                           Sanluis Corporacion, S.A.
                                                           de C.V.

Eduardo Luna                  Director since June 2002     President of Minas                              Nil
Mexico City, Mexico                                        Luismin, S.A. de C.V.

T. Derek Price                Vice President, Finance and  Vice President, Finance                     296,104/(7)/
Vancouver, British Columbia   Chief Financial Officer      and Chief Financial
                                                           Officer of Wheaton River

R. Dennis Bergen              Vice President, Operations   Vice President, Operations                  110,321/(8)/
Abbotsford, British Columbia                               of Wheaton River

Paul M. Stein                 Secretary                    Partner, Cassels Brock &                     70,200/(9)/
Toronto, Ontario                                           Blackwell LLP (law firm)

----------
/(1)/   Member of the Audit Committee.
/(2)/   Member of the Compensation Committee.
/(3)/ Mr. Telfer also owns 200,000 Common Share purchase warrants issued on May 23, 2001.

/(4)/   Mr. McDonald also owns 50,000 Special Warrants.
/(5)/ Mr. Giustra also owns 800,000 Common Share purchase warrants issued on May 23, 2001 and exercises control over 600,000 Special Warrants.
/(6)/ Endeavour Capital Corporation also owns 2,015,000 Common Shares, 5,060,000 Common Share purchase warrants issued on May 23, 2001 and 1,000,000 Special Warrants. Endeavour Capital Corporation is managed by Endeavour Financial Corporation. Mr. Woodyer is Managing Director of Endeavour Financial Corporation and Mr. Giustra is Chairman of Endeavour Financial Corporation.
/(7)/   Mr. Price also owns 60,000 2001 Warrants and 150,000 Special Warrants.
/(8)/   Mr. Bergen also owns 20,000 Special Warrants.
/(9)/   Mr. Stein also owns 60,000 2001 Warrants and 75,000 Special Warrants.

     Each of the foregoing individuals has held his present principal occupation or other office or position with the same firm set opposite his name for the past five years, except for: Mr. Telfer who, from January 2001 to July 2001, was Vice Chairman of itemus inc., from February 2000 to January 2001, was Chairman of itemus inc. and, from April 1993 to February 2000, was President and Chief Executive Officer of Vengold Inc.; Mr. McDonald who, from February 1991 to September 2001, was Chairman of the Board and Chief Executive Officer of the Company; and Mr. Giustra who, from January 2001 to the present date, has been Chairman of Endeavour Financial Corporation.

     As at July 31, 2002, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 1,769,830 Common Shares, representing approximately 2.2% of the total number of Common Shares outstanding before giving effect to the exercise of the Special Warrants and the underlying Warrants.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

     No director, officer, promoter or other member of management of the Company is, or within the ten years prior to the date hereof has been, a director, officer, promoter or other member of management of any other issuer that, while that person was acting in the capacity of a director, officer, promoter or other member of management of that issuer, was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days or was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Ian Telfer who was a Vice-Chairman of a technology company when it made an assignment in bankruptcy on July 31, 2001.

CONFLICTS OF INTEREST

     To the best of the Company's knowledge, and other than as disclosed herein, there are no known existing or potential conflicts of interest among the Company, its promoters, directors, officers or other members of management of the Company, or persons who, as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other public companies and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of the Company and their duties as a director, officer, promoter or member of management of such other companies. A director of the Company, Neil Woodyer is Managing Director of Endeavour and another director of the Company, Frank Giustra, is Chairman of Endeavour, which has entered into the Management Services Agreement with the Company.

     The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the Business Corporations Act (Ontario) and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

                                     ITEM 8
                             ADDITIONAL INFORMATION

     The Company will also provide to any person upon request to the Chief Financial Officer of the Company:

(a) when the securities of the Company are in the course of a distribution under a preliminary short form prospectus or a short form prospectus:

     (i) one copy of the Company's annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference therein;

     (ii) one copy of the comparative financial statements of the Company for its most recently completed financial year for which financial statements have been filed, together with the accompanying report of the auditor and one copy of any interim financial statements of the Company that have been filed for any period subsequent to its most recently completed financial year;

     (iii) one copy of the Company's information circular in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate; and

     (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (i),
            (ii) or (iii); or

(b)  at any other time, one copy of any documents referred to in clauses (a)(i),
     (ii) and (iii), provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a securityholder of the Company.

     Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, as applicable, is contained in the Company's management information circular dated May 13, 2002. Additional financial information is provided in the Company's consolidated comparative audited financial statements for the fiscal year ended December 31, 2001.

                            GLOSSARY OF MINING TERMS

The following is a glossary of terms used in this initial annual information form:

"andesite"               A dark coloured, fine grained extrusive rock, the
                         extrusive equivalent of diorite.

"argentite"              An important ore of silver, Ag//2//S.

"assay" An analysis to determine the presence, absence or concentration of one or more chemical components.

"basalt" A dark coloured, fine grained igneous rock composed mainly of feldspar and pyroxene.

"base metal"             A metal, such as copper, lead, nickel, zinc or cobalt,
                         of comparatively low value and relatively inferior in certain properties (such as resistance to corrosion) compared to noble metals such as gold, silver or platinum.

"basin"                  An area in which sediments accumulate.

"bed" The smallest division of a stratified rock series, marked by a well-defined divisional plane from its neighbors above and below.

"bedrock"                Solid rock underlying surficial deposits.

"belt" A specific elongate area defined by unique geologic characteristics.

"breccia"                A rock dominated with angular fragments within a
                         finer-grained matrix.

"carbonate"              A rock composed principally of calcium carbonate
                         (CaCO//3//).

"cut-off grade"          The minimum metal grade at which a tonne of rock
                         can be processed on an economic basis.

"cyanidation"            A process of extracting gold and silver from their ores
                         by treatment with dilute solutions of potassium cyanide or sodium cyanide.

"deposit"                A mineralized body which has been physically delineated
                         by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable ore body or as containing mineral reserves, until final legal, technical and economic factors have been resolved.

"development"            The preparation of a known commercially mineable
                         deposit for mining.

"development stage"      A company is in the development stage when it is
                         engaged in the development of an established commercially mineable deposit (mineral reserves) which is not in the production stage.

"diorite"                An igneous rock that is composed primarily of sodium
                         feldspar and mafic minerals with little or no quartz.

"dip" The angle at which a bed is inclined from the horizontal.

"displacement"           Relative movement of rock on opposite side of a fault.

"dore" A mixture of gold and silver, with minor other constituents, produced by smelting the material from the electrowinning cells. Dore requires further refining, generally not done at a mine site, to yield gold and silver.

"drusy" Pertaining to an insoluble residue or encrustation, especially of quartz crystals.

"dyke" A tabular body of igneous rock cross cutting the host strata at a high angle.

"electrum"               A part of the series isometric native gold-silver
                         (Au-Ag); deep to pale yellow; argentiferous gold containing more than 20% silver.

"epithermal"             Said of a hydrothermal mineral deposit formed within
                         about 1 kilometre of the Earth's surface and in the temperature range of 50 to 200 degrees Celsius, occurring mainly as veins. Also, said of that depositional environment.

"feasibility study"      Engineering study that is designed to define the
                         technical, economic and legal viability of a mineral project with a high degree of reliability, contains detailed supporting evidence, and has a firm conceptual framework which can be used for more detailed construction designs and drawings. The study is of sufficient detail and accuracy to be used for the decision to proceed with the project and for financing.

"felsic" Igneous rock composed principally of feldspars and quartz.

"g Ag/t"                 Grams of silver per metric tonne.

"g Au/t"                 Grams of gold per metric tonne.

"gold equivalent ounces" Gold equivalent  ounces represents gold ounces plus silver ounces computed into gold ounces.

"grade" (1) The slope of the bed of a stream, or of a surface over which water flows, upon which the current can just transport its load without either eroding or depositing. (2) The quality of an ore or metal content.

"granite"                A medium to coarse grained felsic intrusive rock.

"hectare"                An area contained by a square of 100 metres.

"ignimbrite"             The rock formed by the widespread deposition and
                         consolidation of ash flows.

"intrusive"              Said of an igneous rock that invades older rocks.

"illite" A general term for a group of three-layer, mica like clays widely distributed in argillaceous sediments and derived soils; intermediate in composition and structure between muscovite and montmorillonite.

"Induced Polarization"   A method of ground  geophysical  surveying using an
                         electrical  current to identify mineralization.

"kaolinite"              A monoclinic mineral formed by hydrothermal alteration
                         or weathering of aluminosilicates, especially feldspars; formerly called kaolin.

"kilometre"              One kilometre = 0.62 miles.

"lens" A body of ore or rock that is thick in the middle and converges toward the edges, resembling a convex lens.

"limestone"              A carbonate-rich sedimentary rock.

"Mafic" Descriptive of rocks composed dominantly of magnesium and iron forming silicates.

"metamorphosed/          A rock that has been altered by physical and chemical
 metamorphic"            processes  including heat, pressure and fluids.

"metasedimentary"        A sediment or sedimentary rock that shows evidence of
                         having been subjected to metamorphism

"metavolcanic"           Said of partly metamorphosed volcanic rock.

"metre"                  One metre = 3.28 feet.

"mill" A plant where ore is ground fine and undergoes physical or chemical treatment to extract the valuable metals.

"mineralization"         The concentration of minerals within a body of rock.

"mineralized material"   A mineralized body which has been delineated by
                         appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metal(s). Such a deposit does not qualify as a reserve, until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors concludes legal and economic feasibility.

"mineral reserves"       A mineral reserve is the economically mineable part of
                         a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes allowances for dilution and losses that may occur when the material is mined.

                         Proven mineral reserve: A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

                         Probable mineral reserve: A probable mineral reserve is the economically mineable part of an indicated mineral resource, and in some circumstances a measured mineral resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

"mineral resources"      A mineral resource is a concentration or occurrence of
                         natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.
                         The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

                         Measured mineral resources: A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

                         Indicated mineral resources: An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from location such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

                         Inferred mineral resources: An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

"mining claim/           That portion of public or private  mineral  lands which
mineral claim"           a party has staked or marked out in accordance with
                         federal, provincial or state mining laws to acquire the right to explore for and exploit the minerals under the surface.

"net smelter return      A phrase used to describe a royalty  payment  made by a
royalty/NSR"             producer of metals based on gross metal  production
                         from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

"ore" A metal or mineral or a combination of these of sufficient value as to quality and quantity to enable it to be mined at a profit.

"ounces"                 Troy ounces = 31.103 grams.

"outcrop"                An exposure of bedrock at the surface.

"Phyllite"               A metamorphic rock, intermediate in grade between slate
                         and mica schist. Phyllites commonly exhibit corrugated cleavage surfaces.

"polybasite"             A monoclinic mineral (Ag,Cu)//16//Sb//2//S//11//; forms
                         in low-temperature veins; a source of silver.

"pre-feasibility study"  A preliminary engineering study used to develop estimates of amounts of the mineralized materials, metallurgical recoveries and project economics. Cost estimates and engineering parameters are not considered of sufficient accuracy for final decision-making.

"prospect"               An area in which potential is suggested for economic
                         mineralization.

"pyrite"                 Iron sulfide (FeS//2//).

"pyroclastic"            Detrital volcanic materials that have been explosively
                         ejected from a volcanic vent.

"quartz"                 A mineral composed of silicon dioxide.

"reclamation"            The process by which lands disturbed as a result of
                         mining activity are reclaimed back to a beneficial land use. Reclamation activity includes the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings impoundments, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock piles and other disturbed areas.

"recovery"               A term used in process metallurgy to indicate the
                         proportion of valuable material obtained in the processing of an ore. It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.

"refining"               The final stage of metal production in which impurities
                         are removed from the molten metal.

"rhyolite"               A group of extrusive igneous rocks commonly exhibiting
                         flow texture, with phenocrysts of quartz and alkali feldspar in a glassy to cryptocrystalline groundmass;
                         also, any rock in that group; the extrusive equivalent of granite.

"sandstone"              A rock consisting of cemented grains of rock or mineral
                         which are 0.05 to 2 millimetres in diameter, set in a matrix of silt or clay.

"schist"                 A strongly foliated metamorphic rock.

"sediment"               Solid material that has settled down from a state of
                         suspension in a liquid. More generally, solid fragmental material transported and deposited by wind, water or ice, chemically participated from solution, or secreted by organisms, and that forms in layers in loose unconsolidated form.

"slate" A compact, fine-grained metamorphic rock that possesses slaty cleavage and hence can be split into slabs and thin plates.

"Smectite"               Any clay mineral with swelling properties.

"stockwork"              A network of usually quartz veinlets diffused in the
                         original rock.

"strike"                 Direction or trend of a geologic structure.

"stromeyerite"           A copper-silver mineral (AgCuS).

"structural"             Pertaining to geological structure.

"sulfide"                A group of minerals in which one or more metals are
                         found in combination with sulfur.

"tonne"                  One tonne = 1,000 kilograms = 2204.6 pounds.

"vein" A thin sheet-like intrusion into a fissure or crack, commonly bearing quartz.

"volcanic"               Rocks originating from volcanic activity.

"zinc precipitation"     The use of fine zinc dust for the  precipitation  of
                         gold and silver from the cyanide solution in a gold cyanidation circuit.